                                                      Registration No. 333-80191



    As filed with the Securities and Exchange Commission on August 25, 1999

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       PRE-EFFECTIVE AMENDMENT NO. 1 TO
                                   FORM S-6
                            FOR REGISTRATION UNDER
                          THE SECURITIES ACT OF 1933
       OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                             SEPARATE ACCOUNT VL-R
                             (Exact Name of Trust)

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                           (Exact Name of Depositor)
                             2727-A Allen Parkway
                           Houston, Texas 77019-2191
         (Complete Address of Depositor's Principal Executive Offices)

                            Pauletta P. Cohn, Esq.
                    Associate General Counsel and Secretary
                        American General Life Companies
                              2727 Allen Parkway
                           Houston, Texas 77019-2191
               (Name and Complete Address of Agent for Service)


Securities Being Offered: Flexible Premium Variable Life Insurance Policies.

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                             SEPARATE ACCOUNT VL-R
                 RECONCILIATION AND TIE BETWEEN ITEMS IN FORM
                           N-8B-2 AND THE PROSPECTUS
                    (PURSUANT TO INSTRUCTION 4 OF FORM S-6)

                             CROSS REFERENCE SHEET

ITEM NO. OF FORM N-8B-2*                                                         PROSPECTUS CAPTION
-----------------------------------------------------------------------------------------------------
1                                              Additional Information: Separate Account VL-R.
2                                                   Additional Information: AGL.
3                                                   Inapplicable.
4                                                   Additional Information: Distribution of Policies.
5, 6                                                Additional Information: Separate Account VL-R.
7                                                   Inapplicable.**
8                                                   Inapplicable.**
9                                                   Additional Information: Legal Matters.
10(a)                                               Additional Information: Your Beneficiary, Assigning
                                                      Your Policy.
10(b)                                               Basic Questions You May Have: How will the value
                                                      of my investment in a Policy change over time?
10(c)(d)                                            Basic Questions You May Have: How can I change
                                                      my Policy's insurance coverage? How can I access
                                                      my investment in a Policy?  Can I choose the form
                                                      in which AGL pays out any proceeds from my
                                                      Policy? Additional Information: Payment of Policy
                                                      Proceeds.
10(e)                                               Basic Questions You May Have: Must I invest any
                                                      minimum amount in a policy?
10(f)                                               Additional Information: Voting Privileges.
10(g)(1), 10(g)(4), 10(h)(3), 10(h)(2)              Basic Questions You May Have: To what extent will
                                                    AGL vary the terms and conditions of the Policies
                                                      in particular cases? Additional Information: Voting
                                                      Privileges; Additional Rights That We Have.
10(g)(3), 10(g)(4), 10(h)(3), 10(h)(4)              Inapplicable.**
10(i)                                               Additional Information: Separate Account VL-R; Tax
                                                      Effects.
11                                                  Basic Questions You May Have: How will the value
                                                      of my investment in a Policy change over time?
                                                      Additional Information: Separate Account VL-R.
12(a)                                               Additional Information: Separate Account VL-R;
                                                      Front Cover.
12(b)                                               Inapplicable.**
12(c), 12(d)                                        Inapplicable.**
12(e)                                               Inapplicable, because the Separate Account did not
                                                      commence operations until 1998.
13(a)                                               Basic Questions You May Have: What charges will
                                                      AGL deduct from my investment in a Policy? What
                                                      charges and  expenses will the Mutual Funds deduct
                                                      from the amounts I invest through my Policy?
                                                      Additional Information: More About Policy Charges.
13(b)                                               Illustrations of Hypothetical Policy Benefits.
13(c)                                               Inapplicable.**

13(d)                                               Basic Questions You May Have: To what extent will
                                                      AGL vary the terms and conditions of the Policy in
                                                      particular cases?
13(e), 13(f), 13(g)                                 None.
14                                                  Basic Questions You May Have: How can I invest
                                                      money in a Policy?
15                                                  Basic Questions You May Have: How can I invest
                                                      money in a Policy?  How do I communicate with AGL?
16                                                  Basic Questions You May Have: How will the value
                                                      of my investment in a Policy change over time?

ITEM NO.                                            ADDITIONAL INFORMATION
----------------------------------------------------------------------------------------------------------
17(a), 17(b)                                        Captions referenced under Items 10(c), 10(d), and
                                                      10(e).
17(c)                                               Inapplicable.**
18(a)                                               Captions referred to under Item 16.
18(b), 18(d)                                        Inapplicable.**
18(c)                                               Additional Information: Separate Account VL-R.
19                                                  Additional Information: Separate Account VL-R;
                                                      Our Reports to Policy Owners.
20(a), 20(b), 20(c), 20(d), 20(e), 20(f)            Inapplicable.**
21(a), 21(b)                                        Basic Questions You May Have: How can I access
                                                      my investment in a Policy? Additional Information:
                                                      Payment of Policy Proceeds.
21(c)                                               Inapplicable.**
22                                                  Additional Information: Payment of Policy Proceeds-
                                                      Delay to Challenge Coverage.
23                                                  Inapplicable.**
24                                                  Basic Questions You May Have; Additional Information.
25                                                  Additional Information: AGL.
26                                                  Inapplicable, because the Separate Account did
                                                      not commence operations until 1998.
27                                                  Additional Information: AGL.
28                                                  Additional Information: AGL's Management.
29                                                  Additional Information: AGL.
30, 31, 32, 33, 34                                  Inapplicable, because the Separate Account did not
                                                      commence operations until 1998.
35                                                  Inapplicable.**
36                                                  Inapplicable.**
37                                                  None.
38, 39                                              Additional Information: Distribution of the Policies.
40                                                  Inapplicable, because the Separate Account did not
                                                      commence operations until 1998.
41(a)                                               Additional Information: Distribution of the Policies.
41(b), 41(c)                                        Inapplicable**
41,43                                               Inapplicable, because the Separate Account did not
                                                      commence operations or issue any securities until 1998.
44(a)(1), 44(a)(2), 44(a)(3)                        Basic Questions You May Have: How will the value
                                                      of my investment in a Policy change over time?
44(a)(4)                                            Additional Information: Tax Effects--Our taxes.
44(a)(5), 44(a)(6)                                  Basic Questions You May Have: What charges will
                                                      AGL deduct from my investment in a Policy?
44(b)                                               Inapplicable.**
44(c)                                               Caption referenced in 13(d) above.

45                                                  Inapplicable, because the Separate Account did not
                                                      commence operations until 1998.
46(a)                                               Captions referenced in 44(a) above.
46(b)                                               Inapplicable.**
47, 48, 49                                          None.
50                                                  Inapplicable.**
51                                                  Inapplicable.**
52(a), 52(c)                                        Basic Questions You May Have: To what extent can
                                                      AGL vary the terms and conditions of the Policy in
                                                      particular cases? Additional Information:
                                                    Additional Rights That We Have.
52(b), 52(d)                                        None.
53(a)                                               Additional Information: Tax Effects--Our taxes.
53(b), 54                                           Inapplicable.**
55                                                  Illustrations of Hypothetical Policy Benefits.
56-59                                               Inapplicable.**

* Registrant includes this Reconciliation and Tie in its Registration Statement in compliance with Instruction 4 as to the Prospectus as set out in Form S-6. Separate Account VL-R (Account) has previously filed a notice of registration as an investment company on Form N-8A under the Investment Company Act of 1940 (Act), and a Form N-8B-2 Registration Statement. Pursuant to Sections 8 and 30(b)(1) of the Act, Rule 30a-1 under the Act, and Forms N-8B-2 and N-SAR under that Act, the Account will keep its Form N-8B-2 Registration Statement current through the filing of periodic reports required by the Securities and Exchange Commission (Commission).

** Not required pursuant to either Instruction 1(a) as to the Prospectus as set out in Form S-6 or the administrative practice of the Commission and its staff of adapting the disclosure requirements of the Commission's registration statement forms in recognition of the differences between variable life insurance policies and other periodic payment plan certificates issued by investment companies and between separate accounts organized as management companies and unit investment trusts.

                         CORPORATE AMERICA - VARIABLE
   Flexible Premium Variable Life Insurance Policy (the "Policy") Issued by
                American General Life Insurance Company ("AGL")

HOME OFFICE:
             (Express Delivery)                              (US Mail)
           2727-A Allen Parkway                       Corporate Markets Group
         Houston, Texas 77019-2191                         P.O. Box 4647
           PHONE: 1-888-222-4943                     Houston, Texas  77210-4647
            or: 1-713-831-6934
            FAX: 1-713-831-4622

This booklet is called the "prospectus."

     This Policy is available to individuals, corporations, and other organizations. This Policy may be sold under certain arrangements that include those in which a trustee or an employer, for example, purchases policies covering a certain class of individuals. Other arrangements include those in which an employer allows us to sell the Policy to its employees or retirees on an individual basis.

     Investment options. The AGL declared fixed interest account is the fixed investment option for this Policy. You can also use AGL's Separate Account VL-R ("Separate Account") to invest in the following variable investment options. You may change your selections from time to time:

------------------------------------------------------------------------------------------------------------------------------------
AIM Variable Insurance Funds, Inc.              American General Series          Dreyfus Variable            MFS Variable Insurance
 .AIM V.I. International                         Portfolio Company                Investment Fund             Trust
 Equity Fund                                    .International Equities          .Quality Bond Portfolio     .MFS Emerging Growth
 .AIM V.I. Value Fund                             Fund/1/                         .Small Cap Portfolio         Series
                                                .MidCap Index Fund/1,2/
                                                .Money Market Fund/1/
                                                .Stock Index Fund/1,2/

A I M Advisors, Inc.*                           /1/The Variable Annuity Life                                 Massachusetts Financial
                                                   Insurance Company*            The Dreyfus Corporation*    Services Company*
                                                /2/Bankers Trust Company[+]
------------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley Dean Witter Universal Funds,      Putnam Variable Trust           SAFECO Resource             Van Kampen Life
Inc.                                             .Putnam VT Diversified          Series Trust                Investment Trust
 .Equity Growth Portfolio/1/                       Income Fund                    .Equity Portfolio           .Strategic Stock
 .High Yield Portfolio/2/                         .Putnam VT Growth               .Growth Portfolio            Portfolio
                                                  and Income Fund
                                                 .Putnam VT International
/1/Morgan Stanley Dean Witter Investment          Growth and Income Fund
   Management Inc.*                                                              SAFECO Asset Management
/2/Miller Anderson & Sherrerd, LLP*              Putnam Investment               Company*                    Van Kampen Asset
                                                 Management, Inc.*                                           Management Inc.*

------------------------------------------------------------------------------------------------------------------------------------

    *The Investment Adviser of the investment
     option
  [+]The Investment Sub-Adviser of the investment option

Separate prospectuses contain more information about the mutual funds ("Funds" or "Mutual Funds") in which we invest the accumulation value that you allocate to any of the above-listed investment options (other than our declared fixed interest option). The formal name of each such Fund is set forth in the chart that appears above. Your investment results in any such option will depend on those of the related Fund. You should also read the prospectus of the Mutual Fund for any such investment option you may be interested in. You can request free copies of any or all of the Mutual Fund prospectuses from your AGL representative or from us at our Home Office listed above.


     Other choices you have. During the insured person's lifetime, you may, within limits, (1) change the amount of insurance, (2) borrow or withdraw amounts you have invested, (3) choose when and how much you invest, and (4) choose whether your accumulation value under your Policy, upon notification of the insured person's death, will be added to the insurance proceeds we otherwise will pay to the beneficiary.


     Charges and expenses. We deduct charges and expenses from the amounts you invest. These are described beginning on page 7.


     Right to return. If for any reason you are not satisfied with your Policy, you may return it to us and we will refund the greater of (i) any premium payments received by us or (ii) your accumulation value plus any charges that have been deducted. To exercise your right to return your Policy, you must mail it directly to the Home Office address shown on the first page of this prospectus or return it to the AGL representative through whom you purchased the Policy within 10 days after you receive it. In a few states, this period may be longer. Because you have this right, we will invest your initial net premium payment in the money market investment option from the date your investment performance begins until the first business day that is at least 15 days later. Then we will automatically allocate your investment among the above-listed investment options as you have chosen. Any additional premium we receive during the 15-day period will also be invested in the money market division and allocated to the investment options at the same time as your initial net premium.

     We have designed this prospectus to provide you with information that you should have before investing in the Policy. Please read the prospectus carefully and keep it for future reference.

     Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense. The Policy is not available in all states.

     The Policy is not insured by the FDIC or any other agency. The Policy is not a deposit or other obligation of any bank and is not bank guaranteed. The Policy is subject to investment risks and possible loss of principal invested.

                   This prospectus is dated _________, 1999.

                           GUIDE TO THIS PROSPECTUS

     This prospectus contains information that you should know before you purchase a Corporate America -Variable policy ("Policy") or exercise any of your rights or privileges under a Policy.

     Basic Information. Here are the page numbers in this prospectus where you may find answers to most of your questions:




                                                                                                                    page to
                                                                                                                  See in this
                                                                                                                  Prospectus
                                                                                                                  ----------
Basic Questions You May Have
--------------------------------
 .      How can I invest money in a Policy?................................................................             4
 .      How will the value of my investment in a Policy change over time?..................................             5
 .      What is the basic amount of insurance ("death benefit")
         that AGL pays when the insured person dies?......................................................             6
 .      What charges will AGL deduct from my investment in a Policy?.......................................             7
 .      What charges and expenses will the Mutual Funds deduct from
         amounts I invest through my Policy?..............................................................             8
 .      Must I invest any minimum amount in a Policy?......................................................            10
 .      How can I change my Policy's investment options?...................................................            11
 .      How can I change my Policy's insurance coverage?...................................................            11
 .      What additional rider benefits might I select?.....................................................            12
 .      How can I access my investment in a Policy?........................................................            13
 .      Can I choose the form in which AGL pays out proceeds from my Policy?...............................            14
 .      To what extent can AGL vary the terms and conditions of the Policy in particular cases?............            15
       How will my Policy be treated for income tax purposes?.............................................            15
 .     How do I communicate with AGL?.....................................................................            16


     Illustrations of a hypothetical Policy. Starting on page 17, we have included some examples of how the values of a sample Policy would change over time, based on certain assumptions we have made. Because your circumstances may vary considerably from our assumptions, your AGL representative can also provide you with a similar sample illustration that is more tailored to your own circumstances and wishes.


     Additional information. You may find the answers to any other questions you have under "Additional Information" beginning on page 23 or in the forms of our Policy and riders. A table of contents for the "Additional Information" portion of this prospectus also appears on page 23. You can obtain copies of our Policy form from (and direct any other questions to) your AGL representative or our Home Office (shown on the first page of this prospectus).

     Financial statements. We have included certain financial statements of AGL in this prospectus. These begin on page Q-1.

     Special words and phrases. If you want more information about any words or phrases that you read in this prospectus, you may wish to refer to the Index of Words and Phrases that appears at the back of this prospectus. That index will tell you on what page you can read more about many of the words and phrases that we use.

                         BASIC QUESTIONS YOU MAY HAVE

How can I invest money in a Policy?


     Premium payments. We call the investments you make in a Policy "premiums" or "premium payments." The amount we require as your initial premium varies depending on the specifics of your Policy and the insured person. We can refuse to accept a subsequent premium payment that is less than $300. Otherwise, with a few exceptions mentioned below, you can make premium payments at any time and in any amount. Premium payments received after your right to return the Policy expires discussed on page 2 will be allocated to the available investment options you have chosen upon receipt of funds. Premium payments we receive after your right to return expires as discussed on page 2 will be allocated upon receipt to the available investment options you have chosen.


     Limits on premium payments. Federal tax law limits your ability to make certain very large amounts of premium payments (relative to the amount of your Policy's insurance coverage) and may impose penalties on amounts you take out of your Policy if you do not observe certain additional requirements. These tax law requirements are summarized further under "Tax Effects" beginning on page 24. We will monitor your premium payments, however, to be sure that you do not exceed permitted amounts or inadvertently incur any tax penalties. Also, in certain circumstances, we may refuse to accept an additional premium if the insured person does not provide us with adequate evidence that he/she continues to meet our requirements for issuing insurance.

     Ways to pay premiums. You can pay premiums by check or money order drawn on a U.S. bank in U.S. dollars and made payable to "American General Life Insurance Company," or "AGL." Premium payments after the initial premium payment must be sent directly to our Home Office. We also accept premium payments by wire or by exchange from another insurance company. You may obtain further information about how to make premium payments by any of these methods from your AGL representative or from our Home Office shown on the first page of this prospectus.

     Dollar cost averaging. Dollar cost averaging is an investment strategy designed to reduce the risks that result from market fluctuations. The strategy spreads the allocation of your accumulation value over a period of time. This allows you to reduce the risk of investing most of your funds at a time when prices are high. The success of this strategy depends on market trends and is not guaranteed.


     Under dollar cost averaging, we automatically make transfers of your accumulation value from the money market investment option to one or more of the other investment options that you choose. You tell us whether you want these transfers to be made monthly, quarterly, semi-annually or annually. We make the transfers as of the end of the valuation period that contains the day of the month that you select other than the 29th, 30th or 31st day of the month. The term "valuation period" is described on page 32. You must have at least $5,000 of accumulation value to start dollar cost averaging and each transfer under the program must be at least $100. You cannot participate in dollar cost averaging while also using automatic rebalancing (discussed below). Dollar cost averaging ceases upon your request, or if your accumulation value in the money market option becomes exhausted.

     Automatic rebalancing. This feature automatically rebalances the proportion of your accumulation value in each investment option under your Policy to correspond to your then current premium allocation designation. You tell us whether you want us to do the rebalancing quarterly, semi-annually or annually. The date automatic rebalancing occurs will be based on the date of issue of your Policy. For example, if your Policy is dated January 17, and you have requested automatic rebalancing on a quarterly basis, automatic rebalancing will start on April 17, and will occur quarterly thereafter. Automatic rebalancing will occur as of the end of the valuation period that contains the date of the month your Policy was issued. You must have a total accumulation value of at least $5,000 to begin automatic rebalancing. You cannot participate in this program while also participating in dollar cost averaging (discussed above). Rebalancing ends upon your request.

How will the value of my investment in a Policy change over time?


     Your accumulation value. From each premium payment you make, we deduct the charges that we describe on page 7 under "Deductions from each premium payment." We invest the rest in one or more of the investment options listed on the first page of this prospectus. We call the amount that is at any time invested under your Policy (including any loan collateral we are holding for your Policy loans) your "accumulation value."


     Your investment options. We invest the accumulation value that you have allocated to any investment option (except our declared fixed interest option) in shares of a Mutual Fund that follows investment practices, policies and objectives that are appropriate to that option. Over time, your accumulation value in any investment option will increase or decrease by the same amount as if you had invested in the related Fund's shares directly (and reinvested all dividends and distributions from the Fund in additional Fund shares); except that your accumulation value will be reduced by certain charges that we deduct. We describe these charges beginning on page 7 under "What charges will AGL deduct from my investment in a Policy?"

     You can review other important information about the Mutual Funds that you can choose in the separate prospectuses for those Funds. This includes information about the investment performance that each Fund's investment manager has achieved. You can request additional free copies of these prospectuses from your AGL representative or from our Home Office shown on the first page of this prospectus.


     We invest any accumulation value you have allocated to our declared fixed interest account option as part of our general assets. We credit interest on that accumulation value at a rate which we declare from time to time. We guarantee that this will be at an effective annual rate of at least 4%. Although this interest increases the amount of any accumulation value that you have in our declared fixed interest account option, such accumulation value will also be reduced by any charges that are allocated to this option under the procedures described under "Allocation of charges." The "daily charge" described on page 7 and the charges and expenses of the Mutual funds discussed beginning on page 8 below do not apply to our declared fixed interest account option.

  The Policy is "non-participating." You will not be entitled to any dividends from AGL.

What is the basic amount of insurance ("death benefit") that AGL pays when the insured person dies?

     Your specified amount of insurance. In your application to buy a Corporate America - Variable Policy, you will tell us how much life insurance coverage you want on the life of the insured person. We call this the "specified amount" of insurance.

     Your death benefit. The basic death benefit we will pay is reduced by any outstanding Policy loans. You also choose whether the basic death benefit we will pay is

     . Option 1--The specified amount on the date of the insured person's death; or

     . Option 2--The specified amount on the date of the insured person's death plus the Policy's accumulation value on the date of notification of death.

     Under Option 2, your death benefit will tend to be higher than under Option
1. However, the monthly insurance charge we deduct will also be higher to compensate us for our additional risk. Because of this, your accumulation value will tend to be higher under Option 1 than under Option 2.

     Any premiums received by us after the date of the insured person's death will be returned and not included in your accumulation value.

     Federal tax law requires a minimum death benefit in relation to cash value for a Policy to qualify as life insurance. The death benefit of a Policy will be increased if necessary to ensure that the Policy will continue to qualify as life insurance. One of two tests under current federal tax law can be used to determine if a Policy complies with the definition of life insurance in Section 7702 of the Internal Revenue Code of 1996, as amended (the "Code").

     The "guideline premium test" limits the amount of premiums payable under a Policy to a certain amount for an insured of a particular age and gender. The test also applies a prescribed "corridor factor" to determine a minimum ratio of death benefit to accumulation value. The corridor factor depends upon the attained age of the insured. The corridor factor decreases slightly (or remains the same at older and younger ages) from year to year as the attained age of the insured increases. Below is a sample list of corridor factors for the guideline premium test:

      TABLE OF ALTERNATIVE BASIC DEATH BENEFITS AS A PERCENTAGE MULTIPLE
                         OF POLICY ACCUMULATION VALUE
                            GUIDELINE PREMIUM TEST

 INSURED
PERSON'S
     AGE*    40     45     50     55      60     65     70     75     100

     %      250%   215%   185%   150%    130%   120%   115%   105%    100%

     The "cash value accumulation test" also limits the amount of premiums payable under a Policy to a prescribed amount, using a minimum ratio of death benefit to a Policy's accumulation value, but employs as a standard a "net single premium" computed in compliance with the Code. If the accumulation value of a Policy is at any time greater than the net single premium at the insured's age and gender for the proposed death benefit, the death benefit will be increased automatically by multiplying the accumulation value by a "death benefit factor" computed in compliance with the Code. The death benefit factor depends upon the gender and the attained age of the insured. Below is a sample list of the cash value accumulation test factors (for a male):

      TABLE OF ALTERNATIVE BASIC DEATH BENEFITS AS A PERCENTAGE MULTIPLE
                         OF POLICY ACCUMULATION VALUE
                         CASH VALUE ACCUMULATION TEST

 INSURED
PERSON'S
     AGE*    40     45     50     55      60     65     70     75    100

     %      344%   294%   252%   218%    191%   169%   152%   138%   104%

     If the accumulation value is reduced (e.g., by partial surrenders, charges or adverse investment performance) at a time when a minimum death benefit under
Section 7702 of the Code is in effect, such minimum death benefit will also be reduced. You must elect either the guideline premium test or the cash value accumulation test at issuance and once elected, the choice may not be changed.

What charges will AGL deduct from my investment in a Policy?


     Deductions from each premium payment. We deduct from each premium payment a charge to cover costs associated with the issuance of the Policy, administrative services we perform and a premium tax that is then applicable to us in your state or other jurisdiction. The amount we deduct in policy year 1 through 7 is 9% up to the "target premium" and 5% on any premium amounts in excess of the target premium. The amount we deduct in year 8 and thereafter is 5% of all premium payments. The target premium is an amount of premium that is approximately equal to the seven-pay premium, which is the maximum amount of premium that may be paid without the Policy becoming a modified endowment contract. See "Tax Effects" starting on page 24.

     Flat Monthly Charge. We will deduct $7 per month from your accumulation value to cover administrative services we perform. Also, we have the right to raise this charge at any time to not more than $10 per month.

     Daily charge. We make a daily deduction at an annual effective rate of .65% of your accumulation value that is then being invested in any of the investment options for the costs associated with the mortality and expense risks we assume under the Policy. After a Policy has been in effect for 10 years, we will reduce the rate of the charge to a maximum of .40%, and after 20 years, we will further reduce the charge to a maximum of .15%. Because the Policy was first offered in 1999, however, this decrease has not yet occurred for any outstanding Policy. The daily deduction charges are the maximums we may charge; we may charge less, but we can never charge more.

     Monthly insurance charge. Every month we will deduct from your accumulation value a charge based on the cost of insurance rates applicable to your Policy on the date of the deduction and our "amount at risk" on that date. Our amount at risk is the difference between (a) the death benefit that would be payable before reduction by policy loans if the insured person died on that date and (b) the then total accumulation value under the Policy. For an otherwise identical Policy, a greater amount at risk results in a higher monthly insurance charge. The current monthly insurance charge has been designed primarily to provide funds out of which we can make payments of death benefits under the Policy as insured persons die.

     For an otherwise identical Policy, a higher cost of insurance rate also results in a higher monthly insurance charge. Our cost of insurance rates are guaranteed not to exceed those that will be specified in your Policy.

     In general, our cost of insurance rates increase with the insured person's age. The longer you own your Policy, the higher the cost of insurance rate will be. Also our cost of insurance rates will generally be lower if the insured person is a female than if a male.

     Similarly, our current cost of insurance rates are generally lower for non-smokers than smokers. Insured persons who present particular health, occupational or non-work related risks may be charged higher cost of insurance rates and other additional charges based on the specified amount of insurance coverage under their Policy.

     We may offer the Policy on a guaranteed issue basis to certain groups or classes based on our established guidelines, including face amount limitations. Our cost of insurance rates will generally be higher for a guaranteed issue Policy.

     Our cost of insurance rates also are generally higher under a Policy that has been in force for some period of time than they would be under an otherwise identical Policy purchased more recently on the same insured person.


     Transaction Fee. For each partial surrender you make, we may in the future charge a $25 transaction fee to cover administrative services. This charge will be deducted from the investment options in the same ratio as the requested transfer unless you specify otherwise.


     For a further discussion regarding the charges we will deduct from your investment in a Policy, see "More About Policy Charges" on page 30.

     Allocation of charges. You may choose the investment options from which we deduct all monthly charges. If you do not choose or have enough accumulation value in the investment options you selected, we will deduct these charges in proportion to the amount of accumulation value you then have in each investment option.

What charges and expenses will the Mutual Funds deduct from amounts I invest through my Policy?

     Each Mutual Fund pays its investment management fees and other operating expenses. Because they reduce the investment return of a Fund, these fees and expenses also will reduce the return you will earn on any accumulation value that you have invested in that Fund. These charges and expenses are as follows:

THE MUTUAL FUNDS' ANNUAL EXPENSES/1/ (as a percentage of average net assets)

                                                 Fund                              Other Fund            Total Fund
                                              Management                           Operating             Operating
                                             Fees (After                        Expenses (After       Expenses (After
                                               Expense                              Expense               Expense
             Name of Fund                   Reimbursement)      12b-1 Fees       Reimbursement)        Reimbursement)
             ------------                   --------------      ----------       --------------        --------------
The following funds of AIM Variable
   Insurance Funds, Inc. /(1)/

     AIM V.I. International Equity Fund          0.75%                                0.16%                 0.91%
     AIM V.I. Value Fund                         0.61%                                0.05%                 0.66%

The following funds of American General
   Series Portfolio Company:/(1)/
     International Equities Fund                 0.35%                                0.05%                 0.40%
     MidCap Index Fund                           0.32%                                0.04%                 0.36%
     Money Market Fund                           0.50%                                0.04%                 0.54%
     Stock Index Fund                            0.27%                                0.04%                 .031%

The following funds of Dreyfus Variable
   Investment Fund:/(1)/
     Quality Bond Portfolio                      0.65%                                0.08%                 0.73%
     Small Cap Portfolio                         0.75%                                0.02%                 0.77%

The following series of MFS Variable
   Insurance Trust:(1)
     MFS Emerging Growth Series                  0.75%                                0.10%                 0.85%

The following portfolios of Morgan
   Stanley Dean Witter Universal
    Funds, Inc./(1)/
     Equity Growth Portfolio/(2)/                0.09%                                0.76%                 0.85%
     High Yield Portfolio/(2)/                   0.15%                                0.65%                 0.80%

The following portfolios of Putnam
   Variable Trust:  Class "IB" Funds
     Putnam VT Diversified Income Fund/(3)/      0.50%          0.11%                 0.08%                 0.69%
     Putnam VT Growth and Income Fund/(3)/       0.35%          0.11%                 0.03%                 0.49%
     Putnam VT International Growth              0.59%          0.11%                 0.14%                 0.84%
         and Income Fund(3)

(Footnotes on next Page)

                                                 Fund                              Other Fund            Total Fund
                                              Management                           Operating             Operating
                                             Fees (After                        Expenses (After       Expenses (After
                                               Expense                              Expense               Expense
             Name of Fund                   Reimbursement)      12b-1 Fees       Reimbursement)        Reimbursement)
             ------------                   --------------      ----------       --------------        --------------
The following portfolios of SAFECO
   Resources Series Trust:/(1)/
     Equity Portfolio                            0.74%                                0.04%                 0.78%
     Growth Portfolio                            0.74%                                0.06%                 0.80%

The following portfolio of Van Kampen
   Life Investment Trust:/(1)/
     Strategic Stock Portfolio/(2)/              0.00%                                0.65%                 0.65%


/1/ The Mutual Funds' advisers or administrators have entered into service agreements with AGL. Under these arrangements, the advisers or administrators pay fees to AGL for certain administrative services. The fees do not have a direct relationship to the Mutual Fund's Annual Expenses. (See "Service Agreements.")

/2/ Management fees and other expenses as shown for fiscal year 1998 would have been the percentages shown below without certain voluntary expense reimbursements from the investment adviser. Current and future fees and expenses may vary from the fiscal year 1998 fees and expenses.

                               Management     Other         Total
                                  Fees      Expenses   Annual Expenses
                                  ----      --------   ---------------
Morgan Stanley Dean Witter
   Equity Growth Portfolio        0.55%       0.76%         1.31%
   High Yield Portfolio           0.50%       0.65%         1.15%
Van Kampen
   Strategic Stock Portfolio      0.50%       0.75%         1.25%

/3/ The prospectus for Putnam Variable Trust under "Distribution Plan" discusses this 12b-1 fee.

Must I invest any minimum amount in a Policy?

     Planned periodic premiums. Page 3 of your Policy will specify a "Planned Periodic Premium." This is the amount that you (within limits) choose to have us bill you. Our current practice is to bill annually. However, payment of this amount or any other specific amounts of premiums is not mandatory. You need to invest enough to ensure that your Policy's accumulation value, less any indebtedness and after your monthly deductions, stays above zero. The less you invest, the more likely it is that your Policy's accumulation value, less any indebtedness and after your monthly deductions, could fall to zero, as a result of the deductions we periodically make from your accumulation value.

     Policy lapse and reinstatement. If your Policy's accumulation value does fall to zero, we will notify you and give you a grace period to pay at least the amount we estimate is necessary to keep your Policy in force for a reasonable time. If we do not receive your payment by the end of the grace period, your Policy and all riders will end without value and all coverage under your Policy will cease. Although you can apply to have your Policy "reinstated," you must do this within 5 years (or, if earlier, before the Policy's maturity date), and you must present evidence that the insured person still meets our requirements for issuing coverage. Also, you will have to pay enough premium to keep your Policy in force for two months as well as pay or reinstate any indebtedness. In the Policy, you will find additional information about the values and terms of a Policy after it is reinstated.

How can I change my Policy's investment options?

  Future premium payments. You may at any time change the investment options in which future premiums will be invested. Your allocation must, however, be in whole percentages that total 100%.

  Transfers of existing accumulation value. You may also transfer your existing accumulation value from one investment option under the Policy to another. You may make transfers at any time. Unless you are transferring the entire amount you have in an investment option, each transfer must be at least $500. See "Additional Rights That We Have" on page 36.

  Also, in any one policy year, the amount that may be transferred out of our declared fixed interest account option each year is limited to the greatest of:

  . 25% of the accumulation value you had in the declared fixed interest account option as of the Policy anniversary;

  . the sum of any amounts transferred from the declared fixed interest account option in the prior Policy year; or

  .  $500.

  You may make transfers anytime, except that transfers out of our declared fixed interest account option must be made within 60 days after the Policy anniversary. We will not honor any request received outside that period.

  Transaction Fee. We may in the future charge a $25 transaction fee for each transfer you make in excess of 12 per Policy year.

  Market Timing. The Policy is not designed for professional market timing organizations or other entities using programmed and frequent transfers. We may not unilaterally terminate or discontinue transfer privileges. However, we reserve the right to suspend such privileges for a reasonable period.

How can I change my Policy's insurance coverage?

  Increase in coverage. You may at any time request an increase in the specified amount of coverage under your Policy. You must, however, provide us with satisfactory evidence that the insured person continues to meet our requirements for issuing insurance coverage.

  We treat an increase in specified amount in many respects as if it were the issuance of a new Policy. For example, the monthly insurance charge for the increase will be based on the age and risk class of the insured person at the time of the increase.

  Decrease in coverage. After the first policy year, you may request a reduction in the specified amount of coverage, but not below certain minimums. If the insured is younger than 65, the death benefit may be reduced to no less than $50,000, otherwise the minimum is $25,000 (or, if greater, the minimum amount the tax law requires).

  Change of death benefit option. You may at any time request us to change your coverage from death benefit Option 1 to 2 or vice-versa.

  . If you change from Option 1 to 2, we also automatically reduce your Policy's specified amount of insurance by the amount of your Policy's accumulation value (but not below zero) at the time of the change.

  . If you change from Option 2 to 1, we automatically increase your Policy's specified amount by the amount of your Policy's accumulation value.

  Tax consequences of changes in insurance coverage. Please read "Tax Effects" starting on page 24 of this prospectus to learn about possible tax consequences of changing your insurance coverage under your Policy.

What additional rider benefits might I select?

  You can request that your Policy include the additional rider benefits described below. (These riders may not be available in all states.) For most of the riders that you choose, a charge, which will be shown on page 4 of your Policy, will be deducted from your accumulation value on each monthly deduction date. Eligibility for and changes in these benefits are subject to our rules and procedures as in effect from time to time. More details are included in the form of each rider, which we suggest that you review if you choose any of these benefits.

 . Flexible Term Rider, which provides a death benefit coverage in addition to
  -------------------
  the base policy death benefit. Cost of Insurance charges are the same as for the base policy.

 . Interim Term Rider, which provides temporary coverage during the period prior
  ------------------
  to issuance of the Policy.

 . Return of Premium Rider, which provides increases in the death benefit equal
  -----------------------
  to the sum of all premiums paid for the policy, including premiums for all riders except for the Interim Term Rider, less:

     1) the total amount of all partial withdrawals from the policy's cash surrender value; and
     2) the amount of any policy loan, reduced by unearned loan interest, if any.

  Death Benefit Option 2 may not be selected with the Return of Premium
Rider.

 . Maturity Extension Rider, which permits you to extend the Policy's maturity
  ------------------------
  date beyond what it otherwise would be.

     The death benefit after the original maturity date will be equal to the accumulation value on the date of death. All accumulation value that is in the separate account can remain there.

     No additional premium payments, new loans, monthly insurance charge, or changes in specified amount will be allowed after the original maturity date. There is a flat monthly charge of no more than $10 each month after the original maturity date. After this rider is elected, it may not be revoked.

     Extension of the maturity date beyond the insured person's age 100 may result in the current taxation of increases in your Policy's accumulation value as a result of interest or investment experience after that time. You should consult a qualified tax adviser before making such an extension.

  Tax consequences of additional rider benefits. Adding or deleting riders, or increasing or decreasing coverage under existing riders can have tax consequences. See "Tax Effects" starting on page 24. You should consult a qualified tax adviser.

How can I access my investment in a Policy?

  Full surrender. You may at any time surrender your Policy in full. If you do, we will pay you the accumulation value, less any Policy loans. We call this amount your "cash surrender value." During the first Policy year, the cash surrender value will be equal to the accumulation value, less any Policy loans, plus 40% of the deductions from each premium payment made during the first Policy year. During the second Policy year, the cash surrender value will be equal to the accumulation value, less any Policy loans, plus 20% of the deductions from each premium payment made during the first Policy year.

  Partial surrender. You may, at any time after the first Policy year, make a partial surrender of your Policy's cash surrender value. A partial surrender must be at least $500. If the Option 1 death benefit is then in effect, we will also automatically reduce your Policy's specified amount of insurance by the amount of your withdrawal and any related charges. We will not permit a partial surrender if it would cause your Policy to fail to qualify as life insurance under the tax laws or if it would cause your specified amount to fall below the minimum allowed.

  You may apply for a partial surrender without reducing your Policy's specified amount of insurance if you meet certain requirements established by us, including satisfactory evidence of insurability.

  You may choose the investment option or options from which money that you withdraw will be taken. Otherwise, we will allocate the withdrawal in the same proportions as then apply for deducting monthly charges under your Policy or, if that is not possible, in proportion to the amount of accumulation value you then have in each investment option.

  Exchange of Policy in Certain States. Certain states require that a policy owner be given the right to exchange the Policy for a fixed benefit life insurance policy, within either 18 or 24 months from the date of issue. This right is subject to various conditions imposed by the states and us. In such states, this right has been more fully described in your Policy or related endorsements to comply with the applicable state requirements.

  Transaction Fee. We may in the future charge a $25 transaction fee for each partial surrender you make. This charge will be deducted from the investment options in the same ratio as the requested transfer.

  Policy loans. You may at any time borrow from us an amount equal to your Policy's cash surrender value less the interest that will be payable on your loan and on any existing policy loans through your next Policy anniversary. This rule is not applicable in all states.

  We remove from your investment options an amount equal to your loan and hold that amount as collateral for the loan. We will credit your Policy with interest on this collateral amount at an effective annual rate of 4% (rather than any amount you could otherwise earn in one of our investment options), and we will charge you interest on your loan at an effective annual rate of 4.75% for the first 7 years, and 4.25% thereafter. Any amount not paid by its due date will automatically be added to the loan balance as an additional loan.

  When a loan is made, we will cancel units from each applicable division of the Separate Account and reduce the unloaned portion of the general account in the ratio that the loan bears to the unloaned Accumulation Value of your Policy, unless you specify otherwise in writing.

  You may repay all or part of your loan at any time before the notification of the death of the Insured while your Policy is in force. Each repayment must be at least $100 or the entire loan balance, if less. You must designate any loan repayment as such. Otherwise, we will treat it as a premium payment instead. We will invest any additional loan repayments you make in the investment options you request. In the absence of such a request we will invest the repayment in the same proportion as you then have selected for premium payments that we receive from you. Any unpaid loan will be deducted from the proceeds we pay following notification of the insured person's death.

  Maturity of your Policy. If the insured person is still living on the " Maturity Date" shown on page 3 of your Policy, we will automatically pay you the cash surrender value of the Policy, and the Policy will end. The maturity date is the Policy anniversary nearest the insured person's 100th birthday.

Can I choose the form in which AGL pays out the proceeds from my Policy?

  Choosing a payment option. You may choose to receive the full proceeds from the Policy as a single sum. This includes proceeds that become payable upon the death of the insured person, full surrender or the maturity date. Alternatively, you may elect that all or part of such proceeds be applied to one or more of the following payment options:

  .  Option 1 -- Equal monthly payments for a specified period of time.

  . Option 2 -- Equal monthly payments of a specified amount until all amounts are paid out.

  . Option 3 -- Equal monthly payments for the payee's life, but with payments guaranteed for a specified number of years. These payments are based on annuity rates that are set forth in the Policy or, at the payee's request, the annuity rates that we then are using.

  .  Option 4 -- Proceeds left to accumulate with interest.

  Additional payment options may also be available with our consent. We have the right to veto any payment option, if the payee is a corporation or other entity. You can read more about each of these options in our Policy form and in the separate form of payment contract that we issue when any such option takes effect.

  Within 60 days after notification of the insured person's death, any beneficiary entitled to receive proceeds as a single sum may elect one or more payment options.

  Interest rates that we credit under each option will be at least 3%.

  Change of payment option. You may change any payment option you have elected at any time while the Policy is in force and before the start date of the payment option.

  Tax impact. If a payment option is chosen, you or your beneficiary may have tax consequences. You should consult with a qualified tax adviser before deciding whether to elect one or more payment options.

To what extent can AGL vary the terms and conditions of the Policy in particular cases?

  Listed below are some variations we may make in the terms of a Policy. Any variations will be made only in accordance with uniform rules that we establish.

  Policy purchased through "internal rollovers." We maintain published rules that describe the procedures necessary to replace the other life insurance we issue with a Policy. Not all types of other insurance we issue are eligible to be replaced with a Policy. Our published rules may be changed from time to time, but are evenly applied to all our customers.

  State law requirements. AGL is subject to the insurance laws and regulations in every jurisdiction in which the Corporate America - Variable Policy is sold. As a result, various time periods and other terms and conditions described in this prospectus may vary depending on where you reside. These variations will be reflected in your Policy and related endorsements.

  Variations in expenses or risks. AGL may vary the charges and other terms of the Policy where special circumstances result in sales, administrative or other expenses, mortality risks or other risks that are different from those normally associated with the Policy.

How will my Policy be treated for income tax purposes?

  Generally, death benefits paid under a Policy are not subject to income tax. Earnings on your accumulation value are not subject to income tax as long as we do not pay them out to you. If we do pay any amount of your Policy's accumulation value upon surrender, partial surrender, or maturity of your

Policy, all or part of that distribution may be treated as a return of the premiums you paid, which is not subject to income tax.

  Amounts you receive as Policy loans are not taxable to you, unless you have paid such a large amount of premiums that your Policy becomes what the tax law calls a "modified endowment contract." In that case, the loan will be taxed to the extent of gain. Furthermore, loans, partial surrenders and other distributions from a modified endowment contract may require you to pay additional taxes and penalties that otherwise would not apply.

  For further information about the tax consequences of owning a Policy, please read "Tax Effects" starting on page 24.

How do I communicate with AGL?

  When we refer to "you," we mean the person who is authorized to take any action with respect to a Policy. Generally, this is the owner named in the Policy. Where a Policy has more than one owner, each owner generally must join in any requested action, except for transfers and changes in the allocation of future premiums or changes among the investment options.

  General. You should mail or express checks and money orders for premium payments and loan repayments directly to our Home Office.

  The following requests must be made in writing and signed by you:

  .  transfer of accumulation value;

  .  loan;

  .  full surrender;

  .  partial surrender;

  .  change of beneficiary or contingent beneficiary;

  .  change of allocation percentages for premium payments;

  .  loan repayments or charges;

  .  change of death benefit option or manner of death benefit payment;

  .  increase in specified insurance amount;

  . addition or cancellation of, or other action with respect to, election of a payment option for Policy proceeds;

  .  tax withholding elections; and

  .  telephone transaction privileges.

You should mail or express these requests to our Home Office at the appropriate address shown on the first page of this prospectus. You should also communicate notice of the insured person's death, and related documentation, to our Home Office.

  We have special forms which should be used for loans, assignments, partial and full surrenders, changes of owner or beneficiary, and all other contractual changes. You will be asked to return your Policy when you request a full surrender. You may obtain these forms from our Home Office or from your AGL representative. Each communication must include your name, Policy number and, if you are not the insured person, that person's name. We cannot process any requested action that does not include all required information.

  Telephone transactions. If you have a completed telephone authorization form on file with us, you may make transfers, or change the allocation of future premium payments or deduction of charges, by telephone, subject to the terms of the form. We will honor telephone instructions from any person who provides the correct information, so there is a risk of possible loss to you if unauthorized persons use this service in your name. Our current procedure is that only the owner or your AGL representative may make a transfer request by phone. We are not liable for any acts or omissions based upon instructions that we reasonably believe to be genuine. Our procedures include verification of the Policy number, the identity of the caller, both the insured person's and owner's names, and a form of personal identification from the caller. We will mail you a prompt written confirmation of the transaction. If (a) many people seek to make telephone requests at or about the same time, or (b) our recording equipment malfunctions, it may be impossible for you to make a telephone request at the time you wish. You should submit a written request if you cannot make a telephone transfer. Also, if, due to malfunction or other circumstances, the recording of your telephone request is incomplete or not fully comprehensible, we will not process the transaction. The phone number for telephone requests is 1-888-222-4943.

                 ILLUSTRATIONS OF HYPOTHETICAL POLICY BENEFITS

 To help explain how our Policy works, we have prepared the following tables:

                                                            Page to
                                                           See in this
Table                                                      Prospectus
-----                                                      ----------
 Cash Value Accumulation Test, Death Benefit Option 1 -
  Current Charges........................................          19
  Guaranteed Maximum Charges.............................          20
 Guideline Premium Test, Death Benefit Option 1-
  Current Charges........................................          21
  Guaranteed Maximum Charges.............................          22

  The tables show how death benefits, accumulation values, and cash surrender values ("Policy benefits") under a sample Corporate America - Variable Policy would change over time if the investment options had constant hypothetical gross annual investment returns of 0%, 6% or 12% over the years covered by each table. The tables are for a 45 year-old male non-tobacco user. Seven annual premium payments of $10,000 are assumed to be paid for an initial $180,538 of specified amount of coverage as determined using the Cash Value Accumulation Test death benefit compliance method and an initial $281,220 of specified amount of coverage as determined using the Guideline Premium Test. The illustrations assume no Policy loan has been taken.

  Although the tables below do not include an example of a Policy with an Option 2 death benefit, such a Policy would have higher death benefits and lower cash surrender values. The tables reflect a medically underwritten Policy. A guaranteed issue Policy would have higher cost of insurance charges and lower cash surrender values.

  Separate tables are included to show both current and guaranteed maximum charges.

  . The charges assumed in the current charge tables include a daily charge at an annual effective rate of .65% for the first 10 Policy years, .40% for Policy years 11-20, and .15% thereafter, plus a flat monthly charge of $7.00 and current monthly insurance charges.

  . The guaranteed maximum charge table assumes that these charges include a daily charge at an annual rate effective rate of .65% for the first 10 Policy years, .40% for Policy years 11-20, and .15% thereafter, plus a flat monthly charge of $10.00 and guaranteed monthly insurance charges.

  The charges assumed by both the current and guaranteed maximum charge tables also include Mutual Fund expenses of 0.67% of aggregate Mutual Fund assets, which is the arithmetic average of the advisory fees payable with respect to each Mutual Fund, after all reimbursements, plus the arithmetic average of all other operating expenses of each such Fund, after all reimbursements, as reflected on pages 9 and 10 of this prospectus. We expect the reimbursement arrangements to continue in the future. If the reimbursement arrangements were not currently in effect, the arithmetic average of Mutual Fund expenses would equal .76% of aggregate Mutual Fund assets.

  Individual illustrations. On request, we will furnish you with a comparable illustration based on your Policy's characteristics. If you request illustrations more than once in any Policy year, we may charge $25 for the illustration.

          Corporate America - Variable
Annual Premium $10,000                   Initial Specified Amount $180,538
                                         Death Benefit Option 1
                                         Cash Value Accumulation Test

                                  Male Age 45
                      Preferred - Medically Underwritten
                           Assuming Current Charges

                 Death Benefit                      Accumulation Value                  Cash Surrender Value
End of    Assuming Hypothetical Gross           Assuming Hypothetical Gross          Assuming Hypothetical Gross
Policy    Annual Investment Return of           Annual Investment Return of          Annual Investment Return of
Year      0.0%        6.0%       12.0%           0.0%       6.0%      12.0%           0.0%       6.0%      12.0%
  1      180,538    180,538     180,538          8,792      9,332     9,872           9,152      9,692    10,232
  2      180,538    180,538     180,538         17,408     19,040    20,737          17,588     19,220    20,917
  3      180,538    180,538     180,538         25,848     29,140    32,701          25,848     29,140    32,701
  4      180,538    180,538     180,538         34,134     39,674    45,907          34,134     39,674    45,907
  5      180,538    180,538     180,538         42,283     50,679    60,511          42,283     50,679    60,511
  6      180,538    180,538     189,826         50,289     62,175    76,657          50,289     62,175    76,657
  7      180,538    180,538     226,973         58,142     74,176    94,407          58,142     74,176    94,407
  8      180,538    180,538     242,666         56,877     77,197   103,927          56,877     77,197   103,927
  9      180,538    182,155     259,387         55,538     80,295   114,340          55,538     80,295   114,340
 10      180,538    184,071     277,241         54,127     83,480   125,734          54,127     83,480   125,734

 15      180,538    197,414     393,390         47,107    102,518   204,290          47,107    102,518   204,290

 20      180,538    212,516     560,387         37,585    125,023   329,676          37,585    125,023   329,676

     The values will change if premiums are paid in different amounts or frequencies.

     The investment results are an example only and are not a representation of past or future investment results. Actual investment results may be more or less than those shown.

                         Corporate America - Variable

Annual Premium $10,000                        Initial Specified Amount $180,538
                                              Death Benefit Option 1
                                              Cash Value Accumulation Test

                                  Male Age 45
                      Preferred - Medically Underwritten
                          Assuming Guaranteed Charges

                 Death Benefit                      Accumulation Value                  Cash Surrender Value
End of    Assuming Hypothetical Gross           Assuming Hypothetical Gross          Assuming Hypothetical Gross
Policy    Annual Investment Return of           Annual Investment Return of          Annual Investment Return of
Year      0.0%        6.0%       12.0%           0.0%       6.0%      12.0%           0.0%       6.0%      12.0%
  1      180,538    180,538   180,538            8,085     8,603     9,121            8,445     8,963      9,481
  2      180,538    180,538   180,538           16,039    17,587    19,200           16,219    17,767     19,380
  3      180,538    180,538   180,538           23,865    26,976    30,345           23,865    26,976     30,345
  4      180,538    180,538   180,538           31,567    36,794    42,684           31,567    36,794     42,684
  5      180,538    180,538   180,538           39,145    47,066    56,357           39,145    47,066     56,357
  6      180,538    180,538   180,538           46,603    57,822    71,525           46,603    57,822     71,525
  7      180,538    180,538   212,039           53,938    69,088    88,196           53,938    69,088     88,196
  8      180,538    180,538   225,213           52,100    71,298    96,452           52,100    71,298     96,452
  9      180,538    180,538   239,217           50,175    73,546   105,488           50,175    73,546    105,488
 10      180,538    180,538   254,101           48,146    75,827   115,240           48,146    75,827    115,240

 15      180,538    180,538   347,929           36,557    88,838   180,682           36,557    88,838    180,682

 20      180,538    180,538   476,687           19,539   103,079   280,435           19,539   103,079    280,435

     The values will change if premiums are paid in different amounts or frequencies.

     The investment results are an example only and are not a representation of past or future investment results. Actual investment results may be more or less than those shown.

                         Corporate America - Variable


Annual Premium $10,000                        Initial Specified Amount
                                              $281,220
                                              Death Benefit Option 1
                                              Guideline Premium Test

                                  Male Age 45
                      Preferred - Medically Underwritten
                           Assuming Current Charges

                    Death Benefit                    Accumulation Value              Cash Surrender Value
End of         Assuming Hypothetical Gross      Assuming Hypothetical Gross       Assuming Hypothetical Gross
Policy         Annual Investment Return of      Annual Investment Return of      Annual Investment Return of
 Year      0.0%       6.0%       12.0%        0.0%      6.0%     12.0%           0.0%      6.0%      12.0%
   1       281,220    281,220   281,220       8,730       9,268      9,807        9,090     9,628    10,167
   2       281,220    281,220   281,220      17,246      18,868     20,556       17,426    19,048    20,736
   3       281,220    281,220   281,220      25,539      28,807     32,343       25,539    28,807    32,343
   4       281,220    281,220   281,220      33,643      39,133     45,312       33,643    39,133    45,312
   5       281,220    281,220   281,220      41,580      49,888     59,620       41,580    49,888    59,620
   6       281,220    281,220   281,220      49,336      61,077     75,399       49,336    61,077    75,399
   7       281,220    281,220   281,220      56,882      72,698     92,793       56,882    72,698    92,793
   8       281,220    281,220   281,220      55,290      75,293    101,954       55,290    75,293   101,954
   9       281,220    281,220   281,220      53,555      77,781    111,998       53,555    77,781   111,998
   10      281,220    281,220   281,220      51,683      80,441    123,044       51,683    80,441   123,044

   15      281,220    281,220   281,220      41,749      95,380    201,382       41,749    95,380   201,382

   20      281,220    281,220   406,724      27,287     111,041    333,380       27,287   111,041   333,380

          The values will change if premiums are paid in different amounts or frequencies.

          The investment results are an example only and are not a representation of past or future investment results. Actual investment results may be more or less than those shown.

                         Corporate America - Variable


Annual Premium $10,000                        Initial Specified Amount
                                              $281,220
                                              Death Benefit Option 1
                                              Guideline Premium Test

                                  Male Age 45
                      Preferred - Medically Underwritten
                          Assuming Guaranteed Charges

                      Death Benefit                               Accumulation Value                 Cash Surrender Value
End of           Assuming Hypothetical Gross                 Assuming Hypothetical Gross         Assuming Hypothetical Gross
Policy          Annual Investment  Return of                 Annual Investment Return of         Annual Investment Return of
Year         0.0%             6.0%          12.0%             0.0%     6.0%      12.0%          0.0%     6.0%      12.0%
1           281,220         281,220         281,220            7,629    8,133       8,637        7,989    8,493      8,997
2           281,220         281,220         281,220           15,095   16,584      18,136       15,275   16,764     18,316
3           281,220         281,220         281,220           22,395   25,370      28,594       22,395   25,370     28,594
4           281,220         281,220         281,220           29,533   34,509      40,123       29,533   34,509     40,123
5           281,220         281,220         281,220           36,503   44,016      52,842       36,503   44,016     52,842
6           281,220         281,220         281,220           43,305   53,912      66,891       43,305   53,912     66,891
7           281,220         281,220         281,220           49,927   64,210      82,419       49,927   64,210     82,419
8           281,220         281,220         281,220           47,311   65,325      89,449       47,311   65,325     89,449
9           281,220         281,220         281,220           44,532   66,334      97,141       44,532   66,334     97,141
10          281,220         281,220         281,220           41,562   67,211     105,566       41,562   67,211    105,566

15          281,220         281,220         281,220           23,532   69,802     164,369       23,532   69,802    164,369

20                0         281,220         323,874                0   64,749     265,471            0   64,749    265,471

          The values will change if premiums are paid in different amounts or frequencies.

          The investment results are an example only and are not a representation of past or future investment results. Actual investment results may be more or less than those shown.

                            ADDITIONAL INFORMATION


     A general overview of the Policy appears at page 1 - 22. The additional information that follows gives more details, but generally does not repeat what is set forth above.


                                                           page to
                                                         See in this
Contents of Additional Information                       Prospectus
----------------------------------                       ----------
AGL....................................................       23
Separate Account VL-R..................................       24
Tax Effects............................................       24
Voting Privileges......................................       29
Your Beneficiary.......................................       30
Assigning Your Policy..................................       30
More About Policy Charges..............................       30
Effective Date of Policy and Related Transactions......       32
More About Our Declared Fixed Interest Account Option..       33
Distribution of the Policy.............................       33
Payment of Policy Proceeds.............................       34
Adjustments to Death Benefit...........................       35
Additional Rights That We Have.........................       36
Performance Information................................       36
Our Reports to Policy Owners...........................       37
AGL's Management.......................................       37
Principal Underwriter's Management.....................       40
Legal Matters..........................................       41
Independent Auditors...................................       41
Actuarial Expert.......................................       41
Services Agreement.....................................       41
Certain Potential Conflicts............................       41
Year 2000 Considerations...............................       42


   Special words and phrases. If you want more information about any words or phrases that you read in this prospectus, you may wish to refer to the Index of Words and Phrases that appears at the end of this prospectus (page 45, which follows all of the financial pages). That index will tell you on what page you can read more about many of the words and phrases that we use.


                                      AGL

     We are American General Life Insurance Company ("AGL"). AGL is a stock life insurance company organized under the laws of Texas. AGL is a successor in interest to a company originally organized under the laws of Delaware on January 10, 1917. AGL is an indirect, wholly-owned subsidiary of American General Corporation (formerly American General Insurance Company), a diversified financial services holding company engaged primarily in the insurance business. The commitments under the Policy are AGL's, and American General Corporation has no legal obligation to back those commitments.

     AGL is a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for individual life insurance and annuity products. AGL's membership in IMSA applies only to AGL and not its products.

Separate Account VL-R

     We hold the Mutual Fund shares in which any of your accumulation value is invested in Separate Account VL-R. Separate Account VL-R is a "separate account," as defined by the SEC and is registered as a unit investment trust with the SEC under the Investment Company Act of 1940, as amended. We created the separate account on May 6, 1997 under Texas law.


     For record keeping and financial reporting purposes, Separate Account VL-R is divided into 24 separate "divisions," 17 of which correspond to the 17 variable investment options available since the inception of the Policy. The 24 divisions are currently available under other variable life policies we offer. We hold the Mutual Fund shares in which we invest your accumulation value for an investment option in the division that corresponds to that investment option.

     The assets in Separate Account VL-R are our property. The assets in Separate Account VL-R would be available only to satisfy the claims of owners of the Policy, to the extent they have allocated their accumulation value to Separate Account VL-R. Our other creditors could reach only those Separate Account VL-R assets (if any) that are in excess of the amount of our reserves and other contract liabilities under the Policy with respect to Separate Account VL-R.

Tax Effects

     This discussion is based on current federal income tax law and interpretations. It assumes that the policy owner is a natural person who is a U.S. citizen and resident. The tax effects on corporate taxpayers, non-U.S. residents or non-U.S. citizens, may be different. This discussion is general in nature, and should not be considered tax advice, for which you should consult a qualified tax adviser.

     We do not know the likelihood of continuation of the present federal income tax laws or of the current interpretations by the Internal Revenue Service. For instance, the United States Congress has in the past and may in the future consider legislation that, if adopted, could significantly affect the tax treatment of corporate-owned life insurance. For example, on February 1, 1999, the Clinton Administration announced certain proposals to amend the United States tax law, including a proposal to change the tax treatment of corporate-owned life insurance.

     If adopted, the Clinton Administration's proposal would limit the interest deductions allowed to certain owners that are corporations or other business entities and that own any life insurance policies, such as a Policy that is issued after June 8, 1997. Under this proposal, a portion of the total outstanding indebtedness of such an owner would be allocated to the unborrowed cash surrender values under the owner's post-June 8, 1997 Policy, and no deduction would be allowed for the interest on the portion of the owner's indebtedness that is so allocated. It is uncertain at this time whether the Administration's proposal will be adopted. You should consult a tax adviser for further information.

     General. A Corporate America - Variable Policy will be treated as "life insurance" for federal income tax purposes (a) if it meets the definition of life insurance under Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code") and (b) for as long as the investments made by the underlying Mutual Funds satisfy certain investment diversification requirements under Section 817(h) of the Code. We believe that the Policy will meet these requirements and that:

     . death benefit received by the beneficiary under your Policy will not be subject to federal income tax; and

     . increases in your Policy's accumulation value as a result of interest or investment experience will not be subject to federal income tax unless and until there is a distribution from your Policy, such as a surrender or a partial surrender.

     The federal income tax consequences of a distribution from your Policy can be affected by whether your Policy is determined to be a "modified endowment contract" (which is discussed below). In all cases, however, the character of all income that is described below as taxable to the payee will be ordinary income (as opposed to capital gain).

     Testing for modified endowment contract status. Your Policy will be a "modified endowment contract" if, at any time during the first seven Policy years, you have paid a cumulative amount of premiums that exceeds the premiums that would have been paid by that time under a similar fixed-benefit insurance policy that was designed (based on certain assumptions mandated under the Code) to provide for paid-up future benefits after the payment of seven level annual premiums. This is called the "seven-pay" test.

     Whenever there is a "material change" under a policy, the policy will generally be (a) treated as a new contract for purposes of determining whether the policy is a modified endowment contract and (b) subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined by taking into account, under a prescribed formula, the accumulation value of the policy at the time of such change. A materially changed policy would be considered a modified endowment contract if it failed to satisfy the new seven-pay limit. A material change for these purposes could occur as a result of a change in death benefit option. A material change will occur as a result of an increase in your Policy's specified amount of coverage, and certain other changes.

     If your Policy's benefits are reduced during the first seven Policy years (or within seven years after a material change), the calculated seven-pay premium limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. (Such a reduction in benefits could include, for example, a decrease in the specified amount resulting from a partial surrender). If the premiums previously paid are greater than the recalculated seven-payment premium level limit, the Policy will become a modified endowment contract. A life insurance policy that is received in exchange for a modified endowment contract will also be considered a modified endowment contract.

     Other effects of Policy changes. Changes made to your Policy (for example, a decrease in benefits or a lapse or reinstatement of your Policy) may also have other effects on your Policy. Such effects may include impacting the maximum amount of premiums that can be paid under your Policy, as well as the maximum amount of accumulation value that may be maintained under your Policy.

     Taxation of pre-death distributions if your Policy is not a modified
                                                           ---
endowment contract. As long as your Policy remains in force during the insured person's lifetime, as a non-modified endowment contract, a Policy loan will be treated as indebtedness, and no part of the loan proceeds will be subject to current federal income tax. Interest on the loan generally will not be tax deductible.

     After the first 15 Policy years, the proceeds from a partial surrender will not be subject to federal income tax except to the extent such proceeds exceed your "basis" in your Policy. (Your basis generally will equal the premiums you have paid, less the amount of any previous distributions from your Policy that were not taxable.) During the first 15 Policy years, the proceeds from a partial surrender could be subject to federal income tax, under a complex formula, to the extent that your accumulation value exceeds your basis in your Policy.

     On the maturity date or upon full surrender, any excess in the amount of proceeds we pay (including amounts we use to discharge any Policy loan) over your basis in the Policy, will be subject to federal income tax. In addition, if a Policy ends after a grace period while there is a policy loan, the cancellation of such loan and accrued loan interest will be treated as a distribution and could be subject to tax under the above rules. Finally, if you make an assignment of rights or benefits under your Policy you may be deemed to have received a distribution from your Policy, all or part of which may be taxable.

     Taxation of pre-death distributions if your Policy is a modified endowment contract. If your Policy is a modified endowment contract, any distribution from your Policy during the insured person's lifetime will be taxed on an "income-first" basis. Distributions for this purpose include a loan (including any increase in the loan amount to pay interest on an existing loan or an assignment or a pledge to secure a loan) or partial surrender. Any such distributions will be considered taxable income to you to the extent your accumulation value exceeds your basis in the Policy. For modified endowment contracts, your basis is similar to the basis described above for other policies, except that it also would be increased by the amount of any prior distribution under your Policy that was considered taxable income to you. For purposes of determining the taxable portion of any distribution, all modified endowment contracts issued by the same insurer (or its affiliate) to the same owner (excluding certain qualified plans) during any calendar year are aggregated. The Treasury Department has authority to prescribe additional rules to prevent avoidance of "income-first" taxation on distributions from modified endowment contracts.

     A 10% penalty tax also will apply to the taxable portion of most distributions from a policy that is a modified endowment contract. The penalty tax will not, however, apply to distributions:

     .    to taxpayers 59 1/2 years of age or older;

     .    in the case of a disability (as defined in the Code); or

     . received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

If your Policy ends after a grace period while there is a Policy loan, the cancellation of the loan will be treated as a distribution to the extent not previously treated as such and could be subject to tax, including the 10% penalty tax, as described above. In addition, on the maturity date or upon a full surrender, any excess of the proceeds we pay (including any amounts we use to discharge any loan) over your basis in the Policy, will be subject to federal income tax and, unless an exception applies, the 10% penalty tax.

     Distributions that occur during a Policy year in which your Policy becomes a modified endowment contract, and during any subsequent Policy years, will be taxed as described in the two preceding paragraphs. In addition, distributions from a policy within two years before it becomes a modified endowment contract also will be subject to tax in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract. The Treasury Department has been authorized to prescribe rules which would treat similarly other distributions made in anticipation of a policy becoming a modified endowment contract.

  Policy lapses and reinstatements. A Policy which has lapsed may have the tax consequences described above, even though you may be able to reinstate that Policy. For tax purposes, some reinstatements may be treated as the purchase of a new insurance contract.

     Diversification. Under Section 817(h) of the Code, the Treasury Department has issued regulations that implement investment diversification requirements. Our failure to comply with these regulations would disqualify your Policy as a life insurance policy under Section 7702 of the Code. If this were to occur, you would be subject to federal income tax on the income under the Policy for the period of the disqualification and for subsequent periods. Also, if the insured died during such period of disqualification or subsequent periods, a portion of the death benefit proceeds would be taxable to the beneficiary. Separate Account VL-R, through the Mutual Funds, intends to comply with these requirements. Although we do not have direct control over the investments or activities of the Mutual Funds, we will enter into agreements with them requiring the Mutual Funds to comply with the diversification requirements of the Section 817(h) Treasury Regulations.

     In connection with the issuance of then temporary diversification regulations, the Treasury Department stated that it anticipated the issuance of guidelines prescribing the circumstances in which the ability of a policy owner to direct his or her investment to particular Mutual Funds within Separate Account VL-R may cause the policy owner, rather than the insurance company, to be treated as the owner of the assets in the account. If you were considered the owner of the assets of Separate Account VL-R, income and gains from the account would be included in your gross income for federal income tax purposes. Under current law, however, we believe that AGL, and not the owner of a Policy, would be considered the owner of the assets of Separate Account VL-R.

     Estate and generation skipping taxes. If the insured person is the Policy's owner, the death benefit under a Corporate America - Variable Policy will generally be includable in the owner's estate for purposes of federal estate tax. If the owner is not the insured person, under certain conditions, only an amount approximately equal to the cash surrender value of the Policy would be includable. Federal estate tax is integrated with federal gift tax under a unified rate schedule. In general, estates less than $650,000 (or larger amounts specified in the Code to commence in certain future years) will not incur a federal estate tax liability. In addition, an unlimited marital deduction may be available for federal estate tax purposes.

     As a general rule, if a "transfer" is made to a person two or more generations younger than the Policy's owner, a generation skipping tax may be payable at rates similar to the maximum estate tax rate in effect at the time. The generation skipping tax provisions generally apply to "transfers" that would be subject to the gift and estate tax rules. Individuals are generally allowed an aggregate generation skipping tax exemption of $1 million. Because these rules are complex, you should consult with a qualified tax adviser for specific information, especially where benefits are passing to younger generations.

     The particular situation of each policy owner, insured person or beneficiary will determine how ownership or receipt of Policy proceeds will be treated for purposes of federal estate and generation skipping taxes, as well as state and local estate, inheritance and other taxes.

     Pension and profit-sharing plans. If a life insurance policy is purchased by a trust or other entity that forms part of a pension or profit-sharing plan qualified under Section 401(a) of the Code for the benefit of participants covered under the plan, the federal income tax treatment of such policies will be somewhat different from that described above.

     The reasonable net premium cost for such amount of insurance that is purchased as part of a pension or profit-sharing plan is required to be included annually in the plan participant's gross income. This cost (generally referred to as the "P.S. 58" cost) is reported to the participant annually. If the plan participant dies while covered by the plan and the policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the policy's accumulation value will not be subject to federal income tax. However, the policy's accumulation value will generally be taxable to the extent it exceeds the participant's cost basis in the policy. The participant's cost basis will generally include the costs of insurance previously reported as income to the participant. Special rules may apply if the participant had borrowed from the policy or was an owner-employee under the plan.

     There are limits on the amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan. Complex rules, in addition to those discussed above, apply whenever life insurance is purchased by a tax qualified plan. You should consult a qualified tax adviser.

     Other employee benefit programs. Complex rules may also apply when a policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of other employee benefits. These policy owners must consider whether the policy was applied for by or issued to a person having an insurable interest under applicable state law and with the insured person's consent. The lack of an insurable interest or consent may, among other things, affect the qualification of the policy as life insurance for federal income tax purposes and the right of the beneficiary to receive a death benefit.

     ERISA. Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974, as amended. You should consult a qualified legal adviser.

     Our taxes. We report the operations of Separate Account VL-R in our federal income tax return, but we currently pay no income tax on Separate Account VL-R's investment income and capital gains, because these items are, for tax purposes, reflected in our variable life insurance policy reserves. We currently make no charge to any Separate Account VL-R division for taxes. We reserve the right to make a charge in the future for taxes incurred; for example, a charge to Separate Account VL-R for income taxes we incur that are allocable to the Policy.

     We may have to pay state, local or other taxes in addition to applicable taxes based on premiums. At present, these taxes are not substantial. If they increase, we may make charges for such taxes when they are attributable to Separate Account VL-R or allocable to the Policy.

     Certain Mutual Funds in which your accumulation value is invested may elect to pass through to AGL taxes withheld by foreign taxing jurisdictions on foreign source income. Such an election will result in additional taxable income and income tax to AGL. The amount of additional income tax, however, may be more than offset by credits for the foreign taxes withheld which are also passed through. These credits may provide a benefit to AGL.

     When we withhold income taxes. Generally, unless you provide us with an election to the contrary before we make the distribution, we are required to withhold income tax from any proceeds we distribute as part of a taxable transaction under your Policy. In some cases, where generation skipping taxes may apply, we may also be required to withhold for such taxes unless we are provided satisfactory written notification that no such taxes are due.

     Tax changes. The U.S. Congress frequently considers legislation that, if enacted, could change the tax treatment of life insurance policies. In addition, the Treasury Department may amend existing regulations, issue regulations on the qualification of life insurance and modified endowment contracts, or adopt new interpretations of existing law. State and local tax law or, if you are not a U.S. citizen and resident, foreign tax law, may also affect the tax consequences to you, the insured person or your beneficiary, and are subject to change. Any changes in federal, state, local or foreign tax law or interpretation could have a retroactive effect. We suggest you consult a qualified tax adviser.

Voting Privileges

     We are the legal owner of the Funds' shares held in Separate Account VL-R. However, you may be asked to instruct us how to vote the Fund shares held in the various Mutual Funds and attributable to your Policy at meetings of shareholders of the Funds. The number of votes for which you may give directions will be determined as of the record date for the meeting. The number of votes that you may direct related to a particular Fund is equal to (a) your accumulation value invested in that Fund divided by (b) the net asset value of one share of that Fund. Fractional votes will be recognized.

     We will vote all shares of each Fund that we hold of record, including any shares we own on our own behalf, in the same proportions as those shares for which we have received instructions from owners participating in that Fund through Separate Account VL-R.

     If you are asked to give us voting instructions, we will send you the proxy material and a form for providing such instructions. Should we determine that we are no longer required to send the owner such materials, we will vote the shares as we determine in our sole discretion.

     In certain cases, we may disregard instructions relating to changes in a Fund's investment manager or its investment policies. We will advise you if we do and explain the reasons in our next report to policy owners. AGL reserves the right to modify these procedures in any manner that the laws in effect from time to time allow.


Your Beneficiary

     You name your beneficiary when you apply for a Policy. The beneficiary is entitled to the insurance benefits of the Policy. You may change the beneficiary during the insured person's lifetime. We also require the consent of any irrevocably named beneficiary. A new beneficiary designation is effective as of the date you sign it, but will not affect any payments we may make before we receive it. If no beneficiary is living when the insured person dies, we will pay the insurance proceeds to the owner or the owner's estate.

Assigning Your Policy

     You may assign (transfer) your rights in a Policy to someone else as collateral for a loan or for some other reason. We will not be bound by an assignment unless it is received in writing. You must provide us with two copies of the assignment. We are not responsible for any payment we make or any action taken before we receive a complete notice of the assignment in good order. We are also not responsible for the validity of the assignment. An absolute assignment is a change of ownership. Because there may be unfavorable tax consequences, including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the beneficiary, you should consult a qualified tax adviser before making an assignment.

More About Policy Charges

     Purpose of our charges. The charges under the Policy are designed to cover, in total, our direct and indirect costs of selling, administering and providing benefits under the Policy. They are also designed, in total, to compensate us for the risks we assume and services that we provide under the Policy. These include:

     . mortality risks (such as the risk that insured persons will, on average, die before we expect, thereby increasing the amount of claims we must pay);

     . investment risks (such as the risk that adverse investment performance will make it more difficult for us to reduce the amount of our daily charge for revenues below what we anticipate);


     . sales risks (such as the risk that the number of Policies we sell and the premiums we receive net of withdrawals, are less than we expect, thereby depriving us of expected economies of scale);

     . regulatory risks (such as the risk that tax or other regulations may be changed in ways adverse to issuers of variable life insurance policies); and

     . expense risks (such as the risk that the costs of administrative services that the Policy requires us to provide will exceed what we currently project).

     If the charges that we collect from the Policy exceed our total costs in connection with the Policy, we will earn a profit. Otherwise we will incur a loss.

     The current monthly insurance charge has been designed primarily to provide funds out of which we can make payments of death benefits under the Policy as insured persons die.

     Any excess from the charges discussed above is primarily intended to:

     . offset other expenses in connection with the Policy (such as the costs of processing applications for Policy and other unreimbursed administrative expenses, costs of paying marketing and distribution expenses for the Policy, and costs of paying death claims if the mortality experience of insured persons is worse than we expect);

     .  compensate us for the risk we assume under the Policy; or

     .  otherwise be retained by us as profit.

     Although the paragraphs above describe the primary purposes for which charges under the Policy have been designed, these purposes are subject to considerable change over the life of a Policy. We can retain or use the revenues from any charge or charge increase for any purpose.

     Change of tobacco use. If the person insured under your Policy is a tobacco user, you may apply to us for an improved risk class if the insured person meets our then applicable requirements for demonstrating that he or she has stopped tobacco use for a sufficient period.

     Gender neutral Policy. Our cost of insurance charge rates for a unisex policy will not be greater than the comparable male rates illustrated in this prospectus.

     Congress and the legislatures of various states have from time to time considered legislation that would require insurance rates to be the same for males and females of the same age, rating class and tobacco user status. In addition, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of life insurance policies in connection with an employment-related insurance or benefit plan. In a 1983 decision, the United States Supreme Court held that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of gender.

     Cost of insurance rates. Because of specified amount increases, different cost of insurance rates may apply to different increments of specified amount under your Policy. If so, we attribute your accumulation value first to the oldest increments of specified amount to compute our net amount at risk at each cost of insurance rate. See "Monthly Insurance Charge" beginning on page 8.

     Miscellaneous. Each of the distributors or advisers of the Mutual Funds listed on page 8 of this prospectus reimburses us, on a quarterly basis, for certain administrative, Policy, and policy owner support expenses. These reimbursements will be reasonable for the services performed and are not designed to result in a profit. These reimbursements are paid by the distributors or the advisers, and will not be paid by the Mutual Funds, the divisions or the owners. No payments have yet been made under these arrangements, because the number of Policies issued does not require a payment.

Effective Date of Policy and Related Transactions

     Valuation dates, times, and periods. We generally compute values under a Policy on each day that the New York Stock Exchange is open for business except, with respect to any investment option, days on which the related Mutual Fund does not value its shares. We call each such day a "valuation date."

     We compute policy values as of 3:00 p.m., Central time, on each valuation date. We call this our "close of business." We call the time from the close of business on one valuation date to the close of business of the next valuation date a "valuation period."

     Date of receipt. Generally we consider that we have received a premium payment or another communication from you on the day we actually receive it in full and proper order at our Home Office. If we receive it after the close of business on any valuation date, however, we consider that we have received it on the day following that valuation date.

     Commencement of insurance coverage. After you apply for a Policy, it can sometimes take up to several weeks for us to gather and evaluate all the information we need to decide whether to issue a Policy to you and, if so, what the insured person's insurance rate class should be. We will not pay a death benefit under a Policy unless (a) it has been delivered to and accepted by the owner and at least the initial premium has been paid, and (b) at the time of such delivery and payment, there have been no adverse developments in the insured person's health or risk of death.

     Date of issue; Policy months and years. We prepare the Policy only after we approve an application for a Policy and assign an appropriate insurance rate class. The day we begin to deduct charges will appear on page 3 (refers to Policy page) of your Policy and is called the "date of issue." Policy months and years are measured from the date of issue. To preserve a younger age at issue for the insured person, we may assign a date of issue to a Policy that is up to 6 months earlier than otherwise would apply.

     Monthly deduction days. Each charge that we deduct monthly is assessed against your accumulation value at the close of business on the date of issue and at the end of each subsequent valuation period that includes the first day of a Policy month. We call these "monthly deduction days."

     Commencement of investment performance. We begin to credit an investment return to the accumulation value resulting from your initial premium payment on the later of (a) the date of issue, or (b) the date all requirements needed to place the Policy in force have been satisfied, including underwriting approval and receipt in the Home Office of the necessary premium. In the case of a back-dated Policy, we do not credit an investment return to the accumulation value resulting from your initial premium payment until the date stated in (b) above.

     Effective date of other premium payments and requests that you make. Premium payments (after the first) and transactions made in response to your requests and elections are generally effected at the end of the valuation period in which we receive the payment, request or election and based on prices and values computed as of that same time. Exceptions to this general rule are as follows:

     . Increases or decreases you request in the specified amount of insurance, and reinstatements of a Policy that has lapsed take effect on the Policy's monthly deduction day on or next following our approval of the transaction;

     . We may return premium payments if we determine that such premiums would cause your Policy to become a modified endowment contract or to cease to qualify as life insurance under federal income tax law or exceed the maximum net amount at risk;

     . If you exercise the right to return your Policy described on the first page of this prospectus, your coverage will end when you mail us your Policy or deliver it to your AGL representative; and

     . If you pay a premium in connection with a request which requires our approval, your payment will be applied when received rather than following the effective date of the change requested so long as your coverage is in force and the amount paid will not cause you to exceed premium limitations under the Code. If we do not approve your request, no premium will be refunded to you except to the extent necessary to cure any violation of the maximum premium limitations under the Code. We will not apply this procedure to premiums you pay in connection with reinstatement requests.

More About Our Declared Fixed Interest Account Option

     Our general account. Our general account assets are all of our assets that we do not hold in legally segregated separate accounts. Our general account supports our obligations to you under your Policy's declared fixed interest account option. Because of applicable exemptions, no interest in this option has been registered under the Securities Act of 1933, as amended. Neither our general account nor our declared fixed interest account is an investment company under the Investment Company Act of 1940. We have been advised that the staff of the SEC has not reviewed the disclosures that are included in this prospectus for your information about our general account or our declared fixed interest account option. Those disclosures, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

     How we declare interest. We can at any time change the rate of interest we are paying on any accumulation value allocated to our declared fixed interest account option, but it will always be at an effective annual rate of at least 4%.

     Under these procedures, it is likely that at any time different interest rates will apply to different portions of your accumulation value, depending on when each portion was allocated to our declared fixed interest account option. Any charges, partial surrenders, or loans that we take from any accumulation value that you have in our declared fixed interest account option will be taken from each portion in reverse chronological order based on the date that accumulation value was allocated to this option.

Distribution of the Policy

     American General Securities Incorporated ("AGSI") is the principal underwriter of the Policy. AGSI is a wholly-owned subsidiary of AGL. AGL, in turn, is a wholly-owned subsidiary of American General Corporation. AGSI's principal office is at 2727 Allen Parkway, Houston, Texas 77019. AGSI was organized as a Texas corporation on March 8, 1983 and is a registered broker-dealer under the Securities Exchange Act of 1934, as amended ("1934 Act") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). AGSI is also the principal underwriter for AGL's Separate Accounts A and D, and Separate Account E of American General Life Insurance Company of New York, which is a wholly-owned subsidiary of AGL. These separate accounts are registered investment companies. AGSI, as the principal underwriter, is not paid any fees on the Policy.

     We and AGSI have sales agreements with various broker-dealers under which the Policy will be sold by registered representatives of the broker-dealers. These registered representatives are also required to be authorized under applicable state regulations as life insurance agents to sell variable life insurance. The broker-dealers are ordinarily required to be registered with the SEC and must be members of the NASD.

     We pay compensation directly to broker-dealers for promotion and sales of the Policy. AGSI also has its own registered representatives who will sell the Policy, and we will pay compensation to AGSI for these sales. The compensation payable to broker-dealers for the sales of the Policy may vary with the sales agreement, but is generally not expected to exceed, for the Policy:

     . in the first Policy year, 19% of the premiums paid up to the target amount and 4% of the premiums in excess of the target amount;

     . in Policy years 2-7, 7% of the premiums paid up to the target amount and 4% of the premiums in excess of the target amount;

     . in Policy years 8-15, 3% of the premiums paid up to the target amount, 2% of the premiums in excess of the target amount and 0.15% of the Policy's accumulation value (reduced by any outstanding loans); and

     . in Policy years 16 and thereafter, 2% of the premiums paid up to the target amount, 2% of the premiums in excess of the target amount; and 0.10% of the Policy's accumulation value (reduced by any outstanding loans).

     The maximum value of any alternative amounts we may pay for sales of the Policy is expected to be equivalent over time to the amounts described above. For example, we may pay a broker-dealer compensation in a lump sum which will not exceed the aggregate compensation described above.

     We pay a comparable amount of compensation to the broker-dealers with respect to any increase in the specified amount of coverage that you request. In addition, we may pay the broker-dealers expense allowances, bonuses, wholesaler fees and training allowances.

     We pay the compensation directly to AGSI or any other selling broker-dealer firm. We pay the compensation from our own resources which does not result in any additional charge to you that is not described on page 7 of the prospectus. Each broker-dealer firm, in turn, may compensate its registered representative or employee who acts as agent in selling you a Policy.

Payment of Policy Proceeds

     General. We will pay any death benefit, maturity benefit, cash surrender value or loan proceeds within seven days after we receive the last required form or request (and any other documents that may be required for payment of a death benefit). If we do not have information about the desired manner of payment within 60 days after the date of notification of the insured person's death, we will pay the proceeds as a single sum, normally within seven days thereafter.

     Delay for check clearance. We reserve the right to defer payment of that portion of your accumulation value that is attributable to a premium payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

     Delay of Separate Account VL-R proceeds. We reserve the right to defer payment of any death benefit, loan or other distribution that comes from that portion of your accumulation value that is allocated to Separate Account VL-R, if:

     . the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted;

     . an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the accumulation value; or

     . the SEC by order permits the delay for the protection of owners.

Transfers and allocations of accumulation value among the investment options may also be postponed under these circumstances. If we need to defer calculation of Separate Account VL-R values for any of the foregoing reasons, all delayed transactions will be processed at the next values that we do compute.

     Delay to challenge coverage. We may challenge the validity of your insurance Policy based on any material misstatements in your application and any application for a change in coverage. However,

     . We cannot challenge the Policy after it has been in effect, during the insured person's lifetime, for two years from the date the Policy was issued or restored after termination. (Some states may require that we measure this time in some other way.)

     . We cannot challenge any Policy change that requires evidence of insurability (such as an increase in specified amount) after the change has been in effect for two years during the insured person's lifetime.

Adjustments to Death Benefit

     Suicide. If the insured person commits suicide within two years after the date on which the Policy was issued, the death benefit will be limited to the total of all premiums that have been paid to the time of death minus any outstanding Policy loans and any partial surrenders. If the insured person commits suicide within two years after the effective date of an increase in specified amount that you requested, we will pay the death benefit based on the specified amount which was in effect before the increase, plus the monthly insurance deductions for the increase. Some states require that we compute differently these periods for non-contestability following a suicide.

     Wrong age or gender. If the age or gender of the insured person was misstated on your application for a Policy (or for any increase in benefits), we will adjust any death benefit to be what the monthly insurance charge deducted for the current month would have purchased based on the correct information.

     Death during grace period. If the insured person dies during the Policy's grace period, we will deduct any overdue monthly charges from the insurance proceeds.

Additional Rights That We Have

     We have the right at any time to:

     . transfer the entire balance in an investment option in accordance with any transfer request you make that would reduce your accumulation value for that option to below $500;

     . transfer the entire balance in proportion to any other investment options you then are using, if the accumulation value in an investment option is below $500 for any other reason;

     . change the underlying Mutual Fund that any investment option uses or make any new Mutual Fund available to you;

     . add or delete investment options, combine two or more investment options, or withdraw assets relating to Corporate America - Variable from one investment option and put them into another;

     . make any changes required to comply with the requirements of any investment option;

     . operate Separate Account VL-R, or one or more investment options, in any other form the law allows, including a form that allows us to make direct investments. Separate Account VL-R may be charged an advisory fee if its investments are made directly rather than through another investment company. In that case, we may make any legal investments we wish; or

     . make other changes in the Policy that in our judgment are necessary or appropriate to ensure that the Policy continues to qualify for tax treatment as life insurance, or that do not reduce any cash surrender value, death benefit, accumulation value, or other accrued rights or benefits.

     You will be notified as required by law if there are any material changes in the underlying investments of an investment option that you are using. We intend to comply with all applicable laws in making any changes and, if necessary, we will seek policy owner approval.

Performance Information

     From time to time, we may quote performance information for the divisions of Separate Account VL-R in advertisements, sales literature, or reports to owners or prospective investors.

     We may quote performance information in any manner permitted under applicable law. We may, for example, present such information as a change in a hypothetical owner's cash value or death benefit. We also may present the yield or total return of the division based on a hypothetical investment in a Policy. The performance information shown may cover various periods of time, including periods beginning with the commencement of the operations of the division or the Mutual Funds in which it invests. The performance information shown may reflect the deduction of one or more charges, such as the premium charge, and we generally expect to exclude costs of insurance charges because of the individual nature of these charges.

     We may compare a division's performance to that of other variable life separate accounts or investment products, as well as to generally accepted indices or analyses, such as those provided by research firms and rating services. In addition, we may use performance ratings that may be reported periodically in financial publications, such as Money Magazine, Forbes, Business Week, Fortune, Financial Planning and The Wall Street Journal. We also may advertise ratings of AGL's financial strength or claims-paying ability as determined by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

     Performance information for any division reflects the performance of a hypothetical Policy and are not illustrative of how actual investment performance would affect the benefits under your Policy. You should not consider such performance information to be an estimate or guarantee of future performance.

Our Reports to Policy Owners

     Shortly after the end of each Policy year, we will mail you a report that includes information about your Policy's current death benefit, accumulation value, cash surrender value and policy loans. We will send you notices to confirm premium payments, transfers and certain other Policy transactions. We will mail to you at your last known address of record, these and any other reports and communications required by law. You should give us prompt written notice of any address change.

AGL's Management

     The directors, executive officers, and (to the extent responsible for variable life operations) the other principal officers of AGL are listed below.

Name                           Business Experience Within Past Five Years
-----------------------        ------------------------------------------

Rodney O. Martin, Jr.         Senior Chairman of the Board of American General
                              Life Insurance Company since April, 1999 and a
                              Director since August 1996. President and CEO
                              (August 1996-July 1998). President of American
                              General Life Insurance Company of New York
                              (November 1995-August 1996). Vice President
                              Agencies, with Connecticut Mutual Life Insurance
                              Company (1990-1995).

Donald W. Britton             Director and Vice Chairman of the Board of
                              American General Life Insurance Company since
                              April, 1999. President of First Colony Life,
                              Lynchburg, Virginia (1966 - April 1997) and
                              Executive Vice President of First Colony Life
                              (1992 - 1996).

Ronald H. Ridlehuber          Director, President and Chief Executive Officer of
                              American General Life Insurance Company since
                              July, 1998. Senior Vice President and Chief
                              Marketing Officer of Jefferson-Pilot Life
                              Insurance Company in Greensboro, North Carolina
                              (1993-1998).

David A. Fravel               Director and Senior Vice President of American
                              General Life Insurance Company since November
                              1996. Elected Executive Vice President in April,
                              1998. Senior Vice President of Massachusetts
                              Mutual, Springfield, Missouri (March 1996-June
                              1996); Vice President, New Business, Connecticut
                              Mutual Life, Hartford, Connecticut (December 1978-
                              March 1996).

John V. LaGrasse          Director, Senior Vice President and Chief Systems
                          Officer of American General Life Insurance Company since August 1996. Elected Executive Vice President in
                          July, 1998. Prior thereto, Director of Citicorp
                          Insurance Services, Inc., Dover, Delaware (1986-1996).

Paul L. Mistretta         Executive Vice President of American General Life
                          Insurance Company since July 1999. Senior Vice
                          President of First Colony Life Insurance, Lynchburg,
                          Virginia (1992 - July 1999).

Brian D. Murphy           In April 1998 named as Senior Vice President-Insurance
                          Operations of American General Life Insurance Company.
                          Vice President-Sales, Phoenix Home Life, Hartford, CT
                          (January 1997-April 1998). Vice President of
                          Underwriting and Issue, Phoenix Home Life (July 1994-
                          January 1997). Various positions with Mutual of New
                          York, Syracuse, NY, including Agent, Agency Manager,
                          Marketing Life and Disability Income Underwriting
                          Management, (1978-July 1994).

Gary D. Reddick           Executive Vice President of American General Life
                          Insurance Company since April 1998 and Director since
                          October 1998. Vice Chairman since July 1997 and
                          Executive Vice President-Administration of The
                          Franklin Life Insurance Company since February 1995.
                          Senior Vice President-Administration of American
                          General Corporation (October 1994-February 1995).
                          Senior Vice President for American General Life
                          Insurance Company (September 1986-October 1994).

Thomas M. Zurek           In December 1998 named as Senior Vice President and
                          General Counsel of American General Life Insurance
                          Company. In April 1999 named Director of American
                          General Life Insurance Company. In February 1998 named as Senior Vice President and Deputy General Counsel of
                          American General Corporation. Attorney Shareholder with Nyemaster, Goode, Voigts, West, Hansell &
                          O'Brien, Des Moines, Iowa (June 1992 - February
                          1998).

Wayne A. Barnard          Senior Vice President and Chief Actuary of American
                          General Life Insurance Company since November 1997 and
                          Vice President since February, 1991 and Chief Actuary since February, 1993.

Rebecca G. Campbell       In December 1998 named as Senior Vice President -
                          Organization Development and Change Management for
                          American General Life Insurance Company. Various positions with American General Life Insurance Company since 1983, including Director of Human Resources in 1993 and Vice President - Human Resources in 1996.

David J. Dietz            Senior Vice President - Corporate Markets Group of
                          American General Life Insurance Company since January,
                          1999. President and Chief Executive Officer -
                          Individual Insurance Operations of The United States
                          Life Insurance Company in the City of New York since
                          September, 1997. President of Prudential Select Life,
                          Newark, New Jersey (August 1990 - September
                          1997).

Barbara J. Fossum      Senior Vice President of American General Life Insurance
                       Company since July 1999. Vice President of American
                       General Life Insurance Company (1988 - July 1999).

Ross D. Friend         In July 1998 named as Senior Vice President and Chief
                       Compliance Officer of American General Life Insurance
                       Company. Senior Vice President and General Counsel of The
                       Franklin Life Insurance Company, Springfield, Illinois
                       (August 1996 - July 1998). Attorney-in-Charge for The
                       Prudential Insurance Company, Jacksonville, Florida (July
                       1995 - August 1996). Chief Legal Officer for
                       Confederation Life Insurance, Atlanta, Georgia (1982 -
                       June 1995).

William Guterding      Senior Vice President of American General Life Insurance
                       Company since April 1999. Senior Vice President and Chief
                       Underwriting Officer of The United States Life Insurance
                       Company in the City of New York since October, 1980.

Robert F. Herbert, Jr. Director, Senior Vice President and Treasurer of American
                       General Life Insurance Company since May 1996, and Controller and Actuary from June 1988 to May 1996.

Royce G. Imhoff,       II Director, Senior Vice President and Chief Marketing
                       Officer for American General Life Insurance Company since
                       November 1997, Vice President (August 1996-August 1997), and Regional Director (1992-1996).

F. Paul Kovach, Jr.    Senior Vice President-Broker Dealers and FIMG for
                       American General Life Insurance Company since August
                       1997. Since October 1994, President and Director of
                       American General Securities Incorporated. Vice President of Chubb Securities Corporation, Concord, New Hampshire,
                       (February 1990-October 1994).

Simon J. Leech         In July 1997 named as Senior Vice President-Houston
                       Service Center for American General Life Insurance
                       Company. Various positions with American General Life
                       Insurance Company since 1981, including Director of POS in 1993, and Vice President-Policy Administration in
                       1995.

JoAnn Waddell          In October 1998 named as Senior Vice President - Human
                       Resources for American General Life Insurance Company.
                       Vice President - Human Resources for American General
                       Corporation (1995 - October 1998) and Director, Corporate
                       Personnel of American General Corporation (1993 -1995).

Don M. Ward            In February 1998 named as Senior Vice President-Variable
                       Products-Marketing of American General Life Insurance
                       Company. Vice President
                       of Pacific Life Insurance Company, Newport Beach, CA
                       (1991-February 1998).

     The principal business address of each person listed above is our Home Office; except that the street number for Messrs. Ridlehuber, Fravel, LaGrasse, Martin, Reddick, Britton, Mistretta and Zurek and Ms. Campbell is 2929 Allen Parkway, the street number for Messrs. Kovach, Ward and Friend is 2727 Allen Parkway, the street number for Messrs. Dietz and Guterding is 125 Maiden Lane, New York, New York and the street number for Ms. Fossum is #1 Franklin Square, Springfield, Illinois.

Principal Underwriter's Management

The directors and principal officers of the principal underwriter are:

                                             Position and Offices
                                              with Underwriter,
Name and Principal                           American General
Business Address                             Securities Incorporated
-----------------                            -----------------------

F. Paul Kovach, Jr.                          Director and Chairman,
American General Securities Incorporated     President and Chief Executive
Officer
2727 Allen Parkway
Houston, TX 77019

Royce G. Imhoff, II                          Director
American General Life Companies
2727-A Allen Parkway
Houston, Texas 77019

Rodney O. Martin, Jr.                        Director and Vice Chairman
American General Life Companies
2929 Allen Parkway
Houston, TX 77019

John A. Kalbaugh                             Vice President -
American General Life Companies              Chief Marketing Officer
2727 Allen Parkway
Houston, TX 77019

Robert M. Roth                               Vice President -
American General Securities Incorporated     Administration and Compliance,
2727 Allen Parkway                           Treasurer and Secretary
Houston, TX  77019

Pauletta P. Cohn                             Assistant Secretary
American General Life Companies
2727 Allen Parkway
Houston, TX  77019

Robert F. Herbert                          Assistant Treasurer
American General Life Companies
2727-A Allen Parkway
Houston, Texas 77019

K. David Nunley                            Assistant Associate Tax Officer
2727-A Allen Parkway
Houston, TX 77019

Legal Matters

     We are not involved in any legal proceedings that would be considered material with respect to a policy owner's interest in Separate Account VL-R. Pauletta P. Cohn, Esquire, Associate General Counsel of the American General Life Companies, an affiliate of AGL, has opined as to the validity of the Policy.

Independent Auditors

     The financial statements of AGL for the years ended 1996, 1997 and 1998 included in this prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports appearing elsewhere in this prospectus. Such financial statements have been included in this prospectus in reliance upon the report of Ernst & Young LLP given upon the authority of such firm as experts in accounting and auditing. Ernst & Young LLP is located at One Houston Center, 1221 McKinney, Suite 2400, Houston, Texas 77010-2007.

Actuarial Expert

     Actuarial matters have been examined by Wayne A. Barnard, who is Senior Vice President and Chief Actuary of AGL. His opinion on actuarial matters is filed as an exhibit to the registration statement we have filed with the SEC in connection with the Policy.

Services Agreement

     American General Life Companies ("AGLC") is party to an existing general services agreement with AGL. AGLC, an affiliate of AGL, is a corporation incorporated in Delaware on November 24, 1997. Pursuant to this agreement, AGLC provides services to AGL, including most of the administrative, data processing, systems, customer services, product development, actuarial, auditing, accounting and legal services for AGL and the Corporate America - Variable Policy.

Certain Potential Conflicts

     The Mutual Funds sell shares to separate accounts of insurance companies, both affiliated and not affiliated with AGL. We currently do not foresee any disadvantages to you arising out of such sales. Differences in treatment under tax and other laws, as well as other considerations, could cause the interests of various owners to conflict. For example, violation of the federal tax laws by one separate account investing in the Funds could cause the contracts funded through another separate account to lose their tax-deferred status, unless remedial action were taken. However, each Mutual Fund has advised us that its board of trustees (or directors) intends to monitor events to identify any material irreconcilable conflicts that possibly may arise and to determine what action, if any, should be taken in response. If we believe that a Fund's response to any such event insufficiently protects our policy owners, we will see to it that appropriate action is taken to do so. If it becomes necessary for any separate account to replace shares of any Mutual Fund in which it invests, that Fund may have to liquidate securities in its portfolio on a disadvantageous basis.

Year 2000 Considerations

Internal Systems.  Our ultimate parent, American General Corporation ("AGC"),
----------------
has numerous technology systems that are managed on a decentralized basis. AGC's Year 2000 readiness efforts have been performed by its key business units with centralized oversight. Each business unit, including AGL, has executed a plan to minimize the risk of a significant negative impact on its operations.

While the specifics of the plans varied, the plans included the following activities: (1) perform an inventory of the company's information technology and non-information technology systems; (2) assess which items in the inventory may expose us to business interruptions due to Year 2000 issues; (3) reprogram or replace systems that are not Year 2000 ready; (4) test systems to prove that they will function into the next century as they do currently; and (5) return the systems to operations.

As of June 30, 1999, these activities had been substantially completed, making our critical systems Year 2000 ready. We will continue to test our systems throughout 1999 to maintain Year 2000 readiness. In addition, we currently are developing plans for the century transition, which will restrict systems modifications from November 1999 through January 2000, create rapid response teams to address problems, and limit vacations for key technical personnel.

Third Party Relationships.  We have relationships with various third parties who
-------------------------
must also be Year 2000 ready. These third parties provide (or receive) resources and services to (or from) us and include organizations with which we exchange information. Third parties include vendors of hardware, software, and information services; providers of infrastructure services such as voice and data communications and utilities for office facilities; investors; customers; distribution channels; and joint venture partners. Third parties differ from internal systems in that we exercise less, or no, control over such parties' Year 2000 readiness.

We assessed and mitigated the risks associated with the potential failure of third parties to achieve Year 2000 readiness. Our activities included the following: (1) identify and classify third party dependencies; (2) research, analyze, and document Year 2000 readiness for critical third parties; and (3) test critical hardware and software products and electronic interfaces. As of June 30, 1999, these activities have been substantially completed. Where necessary, critical third party dependencies have been included in our contingency plans. Due to the various stages of Year 2000 readiness for these critical third-party dependencies, the company's testing activities related to critical third parties will extend throughout 1999.

Contingency Plans.  We have undertaken contingency planning to reduce the risk
-----------------
of Year 2000-related business failures. The contingency plans, which address both internal systems and third party relationships, included the following activities: (1) evaluate the consequences of failure of critical business processes with significant exposure to Year 2000 risk; (2) determine the probability of a Year 2000-related failure for those critical processes that have a high consequence of failure; (3) develop an action plan to complete contingency plans for critical processes that rank high in consequence and probability of failure; and (4) complete the applicable contingency plans. As of June 30, 1999, these activities have been substantially completed. The contingency plans will continue to be tested and updated throughout 1999.

Risks and Uncertainties.  Based on the Year 2000 readiness of internal systems,
-----------------------
century transition plans, plans to deal with third party relationships, and contingency plans, we believe that we will experience at most isolated and minor disruptions of business processes following the turn of the century. Such disruptions are not expected to have a material effect on our future results of operations, liquidity, or financial condition. However, due to the magnitude and complexity of this project, risks and uncertainties exist and we are not able to predict a most reasonably likely worst case scenario. If Year 2000 readiness is not achieved due to our failure to maintain critical systems as Year 2000 ready, failure of critical third parties to achieve Year 2000 readiness on a timely basis, failure of contingency plans to reduce Year 2000-related business failures, or other unforseen circumstances in completing our plans, the Year 2000 issues could have a material adverse impact on the our operations following the turn of the century.

Costs. Through June 30, 1999, we have incurred, and anticipate that we will
-----
continue to incur, costs relative to achieving and maintaining Year 2000 readiness. The cost of activities related to Year 2000 readiness has not had a material adverse effect on our results of operations or financial condition. In addition, we have elected to accelerate the planned replacement of certain systems as part of the Year 2000 plans. Costs of the replacement systems are being capitalized and amortized over their useful lives, in accordance with our normal accounting policies. None of the costs associated with Year 2000 readiness are passed to divisions of the Separate Account.

                             FINANCIAL STATEMENTS

     The financial statements of AGL contained in this prospectus should be considered to bear only upon the ability of AGL to meet its obligations under the Corporate America - Variable Policy. They should not be considered as bearing upon the investment experience of Separate Account VL-R. No financial statements of Separate Account VL-R are included because, at the date of this prospectus, none of the 17 divisions of Separate Account VL-R were available under the Corporate America -Variable policies.


                                                                  page to
Consolidated Financial Statements of                             See in this
American General Life Insurance Company                           Prospectus
---------------------------------------                           ----------
Unaudited consolidated Balance Sheets as of
  the six months ended June 30, 1999...........................       Q-1
Unaudited consolidated Income Statements as of
  the six months ended June 30, 1999...........................       Q-3

Report of Ernst & Young, LLP Independent Auditors..............       F-1
Consolidated Balance Sheets as of December 31, 1998 and 1997...       F-2
Consolidated Income Statements for the years ended
     December 31, 1998, 1997 and 1996..........................       F-3
Consolidated Statements of Comprehensive Income
    for the years ended December 31, 1998, 1997, and 1996......       F-4
Consolidated Statements of Shareholders' Equity for the years
      ended December 31, 1998, 1997 and 1996...................       F-5
Consolidated Statements of Cash Flows for the years
     ended December 31, 1998, 1997 and 1996....................       F-6
Notes to Consolidated Financial Statements.....................       F-7

                    American General Life Insurance Company

                          Consolidated Balance Sheet

                                  (Unaudited)

                                                                   June 30
                                                                     1999
                                                                --------------
                                                                (In Thousands)
ASSETS
Investments:
  Fixed maturity securities, at fair value (amortized cost -
   $27,760,919)                                                   $27,824,036
  Equity securities, at fair value (cost - $211,217)                  251,609
  Mortgage loans on real estate                                     1,652,569
  Policy loans                                                      1,201,538
  Investment real estate                                              118,160
  Other long-term investments                                         130,830
  Short-term investments                                              253,145
                                                                --------------
Total investments                                                  31,431,887

Cash                                                                   34,426
Investment in Parent Company (cost - $7,958)                           52,733
Indebtedness from affiliates                                           54,474
Accrued investment income                                             461,536
Accounts receivable                                                   442,267
Deferred policy acquisition costs                                   1,614,309
Property and equipment                                                 72,967
Other assets                                                          230,053
Assets held in separate accounts                                   18,996,977
                                                                --------------
Total assets                                                      $53,391,629
                                                                ==============

                    American General Life Insurance Company

                          Consolidated Balance Sheet

                                  (Unaudited)


                                                                   June 30
                                                                     1999
                                                                --------------
                                                                (In Thousands)
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
  Future policy benefits                                          $29,636,803
  Other policy claims and benefits payable                             51,354
  Other policyholders' funds                                          380,790
  Federal income taxes                                                444,260
  Indebtedness to affiliates                                           21,773
  Other liabilities                                                   708,392
  Liabilities related to separate accounts                         18,996,977
                                                                --------------
Total liabilities                                                  50,240,349

Shareholders' equity:
  Common stock, $10 par value, 600,000 shares authorized,
   issued, and outstanding                                              6,000
  Preferred stock, $100 par value, 8,500 shares authorized,
   issued, and outstanding                                                850
  Additional paid-in capital                                        1,370,477
  Accumulated other comprehensive income                              111,115
  Retained earnings                                                 1,662,838
                                                                --------------
Total shareholders' equity                                          3,151,280

                                                                --------------
Total liabilities and shareholders' equity                        $53,391,629
                                                                ==============

                    American General Life Insurance Company

                         Consolidated Income Statement

                                  (Unaudited)


                                                                  Six months
                                                                ended June 30
                                                                    1999
                                                                --------------
                                                                (In Thousands)
Revenues:
  Premiums and other considerations                               $  254,847
  Net investment income                                            1,172,647
  Net realized investment gains                                        5,147
  Other                                                               41,792
                                                                  ------------
Total revenues                                                     1,474,433

Benefits and expenses:
  Benefits                                                           857,226
  Operating costs and expenses                                       242,078
                                                                  ------------
Total benefits and expenses                                        1,099,304
                                                                  ------------
Income before income tax expense                                     375,129

Income tax expense                                                   126,054
                                                                  ------------
Net income                                                        $  249,075
                                                                  ============


[ERNST & YOUNG LLP LETTERHEAD]   . One Houston Center     . Phone: 713 750 1500
                                   Suite 2400               Fax:   713 750 1501
                                   1221 McKinney
                                   Houston, Texas 77010-2007



                         Report of Independent Auditors

Board of Directors and Stockholder
American General Life Insurance Company


We have audited the accompanying consolidated balance sheets of American General Life Insurance Company (an indirectly wholly owned subsidiary of American General Corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, comprehensive income, shareholder's equity, and cash flows for each of the three years in the period ended
December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American General Life Insurance Company and subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                       /S/ ERNST & YOUNG LLP
                                       ---------------------


February 16, 1999



       Ernst & Young LLP is a member of Ernst & Young International, Ltd.

                    American General Life Insurance Company

                          Consolidated Balance Sheets

                                                                                     DECEMBER 31
                                                                              1998                  1997
                                                                          ---------------------------------
                                                                                   (In Thousands)
ASSETS
Investments:
  Fixed maturity securities, at fair value (amortized cost-
    $27,425,605 in 1998 and $26,131,207 in 1997)                          $28,906,261           $27,386,715
  Equity securities, at fair value (cost - $193,368 in 1998
    and $19,208 in 1997)                                                      211,684                21,114
  Mortgage loans on real estate                                             1,557,268             1,659,921
  Policy loans                                                              1,170,686             1,093,694
  Investment real estate                                                      119,520               129,364
  Other long-term investments                                                  86,194                55,118
  Short-term investments                                                      222,949               100,061
                                                                          ---------------------------------
Total investments                                                          32,274,562            30,445,987

Cash                                                                          117,675                99,284
Investment in Parent Company (cost - $8,597 in 1998
  and 1997)                                                                    54,570                37,823
Indebtedness from affiliates                                                  161,096                96,519
Accrued investment income                                                     459,961               433,111
Accounts receivable                                                           196,596               208,209
Deferred policy acquisition costs                                           1,087,718               835,031
Property and equipment                                                         66,197                33,827
Other assets                                                                  206,318               132,659
Assets held in separate accounts                                           15,616,020            11,242,270
                                                                          ---------------------------------
Total assets                                                              $50,240,713           $43,564,720
                                                                          =================================

LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
  Future policy benefits                                                  $29,353,022           $27,849,893
  Other policy claims and benefits payable                                     54,278                42,677
  Other policyholders' funds                                                  398,587               398,314
  Federal income taxes                                                        677,315               543,379
  Indebtedness to affiliates                                                   18,173                 4,712
  Other liabilities                                                           554,783               421,861
  Liabilities related to separate accounts                                 15,616,020            11,242,270
                                                                          ---------------------------------
Total liabilities                                                          46,672,178            40,503,106

Shareholder's equity:
  Common stock, $10 par value, 600,000 shares
    authorized, issued, and outstanding                                         6,000                 6,000
  Preferred stock, $100 par value, 8,500 shares authorized,
    issued, and outstanding                                                       850                   850
  Additional paid-in capital                                                1,368,089             1,184,743
  Accumulated other comprehensive income                                      679,107               427,526
  Retained earnings                                                         1,514,489             1,442,495
                                                                          ---------------------------------
Total shareholder's equity                                                  3,568,535             3,061,614
                                                                          ---------------------------------
Total liabilities and shareholder's equity                                $50,240,713           $43,564,720
                                                                          =================================

See accompanying notes.

                    American General Life Insurance Company

                       Consolidated Statements of Income

                                                                         YEAR ENDED DECEMBER 31
                                                          1998                 1997                1996
                                                   ----------------------------------------------------------
                                                                             (In Thousands)

Revenues:
  Premiums and other considerations                   $  470,238            $  428,721           $  382,923
  Net investment income                                2,316,933             2,198,623            2,095,072
  Net realized investment gains (losses)                 (33,785)               29,865               28,502
  Other                                                   69,602                53,370               41,968
                                                   ----------------------------------------------------------
Total revenues                                         2,822,988             2,710,579            2,548,465

Benefits and expenses:
  Benefits                                             1,788,417             1,757,504            1,689,011
  Operating costs and expenses                           467,067               379,012              347,369
  Interest expense                                            15                   782                  830
  Litigation settlement                                   97,096                     -                    -
                                                   ----------------------------------------------------------
Total benefits and expenses                            2,352,595             2,137,298            2,037,210
                                                   ----------------------------------------------------------
Income before income tax expense                         470,393               573,281              511,255

Income tax expense                                       153,719               198,724              176,660
                                                   ----------------------------------------------------------
Net income                                            $  316,674            $  374,557           $  334,595
                                                   ==========================================================


See accompanying notes.

                    American General Life Insurance Company

                Consolidated Statements of Comprehensive Income

                                                                         YEAR ENDED DECEMBER 31
                                                       1998                  1997                1996
                                                   --------------------------------------------------------
                                                                            (In Thousands)


Net income                                            $316,674             $374,557            $ 334,595
Other comprehensive income:
  Gross change in unrealized gains (losses)
    on securities (pretax: $341,000;
    $318,700; ($404,900))                              222,245              207,124             (263,181)
  Less: gains (losses) realized in net income          (29,336)              (1,251)              11,262
                                                   --------------------------------------------------------
  Change in net unrealized gains (losses) on
    securities (pretax: $387,000; $320,600;
    ($422,200)                                         251,581              208,375             (274,443)
                                                    -------------------------------------------------------
Comprehensive income                                  $568,255             $582,932            $  60,152
                                                   ========================================================


See accompanying notes.

                    American General Life Insurance Company

                Consolidated Statements of Shareholder's Equity

                                                                         YEAR ENDED DECEMBER 31
                                                          1998                 1997                 1996
                                                   ----------------------------------------------------------
                                                                            (In Thousands)
Common stock:
  Balance at beginning of year                        $    6,000           $    6,000           $    6,000
  Change during year                                           -                    -                    -
                                                   ----------------------------------------------------------
Balance at end of year                                     6,000                6,000                6,000

Preferred stock:
  Balance at beginning of year                               850                  850                  850
  Change during year                                           -                    -                    -
                                                   ----------------------------------------------------------
Balance at end of year                                       850                  850                  850

Additional paid-in capital:
  Balance at beginning of year                         1,184,743              933,342              858,075
  Capital contribution from Parent
    Company                                              182,284              250,000               75,000
  Other changes during year                                1,062                1,401                  267
                                                   ----------------------------------------------------------
Balance at end of year                                 1,368,089            1,184,743              933,342

Accumulated other comprehensive income:
  Balance at beginning of year                           427,526              219,151              493,594
  Change in unrealized gains (losses) on
    securities                                           251,581              208,375             (274,443)
                                                   ----------------------------------------------------------
Balance at end of year                                   679,107              427,526              219,151

Retained earnings:
  Balance at beginning of year                         1,442,495            1,469,618            1,324,703
  Net income                                             316,674              374,557              334,595
  Dividends paid                                        (244,680)            (401,680)            (189,680)
                                                   ----------------------------------------------------------
Balance at end of year                                 1,514,489            1,442,495            1,469,618
                                                   ----------------------------------------------------------
Total shareholder's equity                            $3,568,535           $3,061,614           $2,628,961
                                                   ==========================================================


See accompanying notes.

                    American General Life Insurance Company

                     Consolidated Statements of Cash Flows

                                                                         YEAR ENDED DECEMBER 31
                                                              1998                   1997                   1996
                                                     --------------------------------------------------------------------
                                                                            (In Thousands)

OPERATING ACTIVITIES
Net income                                                $    316,674           $    374,557           $    334,595
Adjustments to reconcile net income to net cash
  (used in) provided by operating activities:
    Change in accounts receivable                               11,613                (37,752)                 3,846
    Change in future policy benefits and other policy
      claims                                                  (866,428)            (1,143,736)              (543,193)
    Amortization of policy acquisition costs                   125,062                115,467                102,189
    Policy acquisition costs deferred                         (244,196)              (219,339)              (188,001)
    Change in other policyholders' funds                           273                 21,639                (69,126)
    Provision for deferred income tax expense                   15,872                 13,264                 12,388
    Depreciation                                                19,418                 16,893                 16,993
    Amortization                                               (26,775)               (28,276)               (30,758)
    Change in indebtedness to/from affiliates                  (51,116)                (8,695)                 4,432
    Change in amounts payable to brokers                          (894)                31,769                (25,260)
    Net (gain) loss on sale of investments                      37,016                (29,865)               (28,502)
    Other, net                                                  57,307                 30,409                 32,111
                                                     --------------------------------------------------------------------
Net cash used in operating activities                         (606,174)              (863,665)              (378,286)

INVESTING ACTIVITIES
Purchases of investments and loans made                    (28,231,615)           (29,638,861)           (27,245,453)
Sales or maturities of investments and receipts from
  repayment of loans                                        26,656,897             28,300,238             25,889,422
Sales and purchases of property, equipment, and
  software, net                                               (105,907)                (9,230)                (8,057)
                                                     --------------------------------------------------------------------
Net cash used in investing activities                       (1,680,625)            (1,347,853)            (1,364,088)

FINANCING ACTIVITIES
Policyholder account deposits                                4,688,831              4,187,191              3,593,380
Policyholder account withdrawals                            (2,322,307)            (1,759,660)            (1,746,987)
Dividends paid                                                (244,680)              (401,680)              (189,680)
Capital contribution from Parent                               182,284                250,000                 75,000
Other                                                            1,062                  1,401                    267
                                                     --------------------------------------------------------------------
Net cash provided by financing activities                    2,305,190              2,277,252              1,731,980
                                                     --------------------------------------------------------------------
Increase (decrease) in cash                                     18,391                 65,734                (10,394)
Cash at beginning of year                                       99,284                 33,550                 43,944
                                                     --------------------------------------------------------------------
Cash at end of year                                       $    117,675           $     99,284           $     33,550
                                                     ====================================================================

Interest paid amounted to approximately $420,000, $1,004,000, and $1,080,000 in 1998, 1997, and 1996, respectively.

See accompanying notes.

                    American General Life Insurance Company

                  Notes to Consolidated Financial Statements

                               December 31, 1998

NATURE OF OPERATIONS

American General Life Insurance Company (the "Company") is a wholly owned subsidiary of AGC Life Insurance Company, which is a wholly owned subsidiary of American General Corporation (the "Parent Company"). The Company's wholly owned life insurance subsidiaries are American General Life Insurance Company of New York ("AGNY") and The Variable Annuity Life Insurance Company ("VALIC"). During 1998, the Company formed a new wholly owned subsidiary, American General Life Companies (AGLC), to provide management services to certain life insurance subsidiaries of the Parent Company.

The Company offers a complete portfolio of the standard forms of universal life, variable universal life, interest-sensitive whole life, term life, structured settlements, and fixed and variable annuities throughout the United States. In addition, a variety of equity products is sold through its wholly owned broker/dealer, American General Securities, Inc. The Company serves the estate planning needs of middle- and upper-income households and the insurance needs of small- to medium-sized businesses. AGNY offers a broad array of traditional and interest-sensitive insurance, in addition to individual annuity products. VALIC provides tax-deferred retirement annuities and employer-sponsored retirement plans to employees of health care, educational, public sector, and other not-for-profit organizations throughout the United States.

1. ACCOUNTING POLICIES

1.1 PREPARATION OF FINANCIAL STATEMENTS

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") and include the accounts of the Company and its wholly owned subsidiaries. Transactions with the Parent Company and other subsidiaries of the Parent Company are not eliminated from the financial statements of the Company. All other material intercompany transactions have been eliminated in consolidation.

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and disclosures of contingent assets and liabilities. Ultimate results could differ from those estimates.

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.2 STATUTORY ACCOUNTING

The Company and its wholly owned life insurance subsidiaries are required to file financial statements with state regulatory authorities. State insurance laws and regulations prescribe accounting practices for calculating statutory net income and equity. In addition, state regulators may permit statutory accounting practices that differ from prescribed practices. The use of such permitted practices by the Company and its wholly owned life insurance subsidiaries did not have a material effect on statutory equity at December 31, 1998.

Statutory financial statements differ from GAAP. Significant differences were as follows (in thousands):

                                                    1998               1997               1996
                                               ------------------------------------------------------
Net income:
  Statutory net income (1998 balance is
    unaudited)                                    $  259,903         $  327,813         $  284,070
  Deferred policy acquisition costs and cost
    of insurance purchased                           116,597            103,872             85,812
  Deferred income taxes                              (53,358)           (13,264)           (12,388)
  Adjustments to policy reserves                      52,445            (30,162)           (19,954)
  Goodwill amortization                               (2,033)            (2,067)            (2,169)
  Net realized gain on investments                    41,488             20,139             14,140
  Litigation settlement                              (63,112)                --                 --
  Other, net                                         (35,256)           (31,774)           (14,916)
                                              -------------------------------------------------------
GAAP net income                                   $  316,674         $  374,557         $  334,595
                                              =======================================================

Shareholders' equity:
  Statutory capital and surplus (1998 balance
    is unaudited)                                 $1,670,412         $1,636,327         $1,441,768
  Deferred policy acquisition costs                1,109,831            835,031          1,042,783
  Deferred income taxes                             (698,350)          (535,703)          (410,007)
  Adjustments to policy reserves                    (274,532)          (319,680)          (297,434)
  Acquisition-related goodwill                        54,754             51,424             55,626
  Asset valuation reserve ("AVR")                    310,564            255,975            291,205
  Interest maintenance reserve ("IMR")                27,323              9,596                 63
  Investment valuation differences                 1,487,658          1,272,339            643,289
  Surplus from separate accounts                    (174,447)          (150,928)          (106,026)
  Other, net                                          55,322              7,233            (32,306)
                                              -------------------------------------------------------
Total GAAP shareholders' equity                   $3,568,535         $3,061,614         $2,628,961
                                              =======================================================

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.2 STATUTORY ACCOUNTING (CONTINUED)

The more significant differences between GAAP and statutory accounting principles are that under GAAP: (a) acquisition costs related to acquiring new business are deferred and amortized (generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins), rather than being charged to operations as incurred; (b) future policy benefits are based on estimates of mortality, interest, and withdrawals generally representing the Company's experience, which may differ from those based on statutory mortality and interest requirements without consideration of withdrawals; (c) deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities, at the enacted tax rates expected to be in effect when the temporary differences reverse; (d) certain assets (principally furniture and equipment, agents' debit balances, computer software, and certain other receivables) are reported as assets rather than being charged to retained earnings; (e) acquisitions are accounted for using the purchase method of accounting rather than being accounted for as equity investments; and
(f) fixed maturity investments are carried at fair value rather than amortized cost. In addition, statutory accounting principles require life insurance companies to establish an AVR and an IMR. The AVR is designed to address the credit-related risk for bonds, preferred stocks, derivative instruments, and mortgages and market risk for common stocks, real estate, and other invested assets. The IMR is composed of investment- and liability-related realized gains and losses that result from interest rate fluctuations. These realized gains and losses, net of tax, are amortized into income over the expected remaining life of the asset sold or the liability released.

1.3 INSURANCE CONTRACTS

The insurance contracts accounted for in these financial statements include primarily long-duration contracts. Long-duration contracts include traditional whole life, endowment, guaranteed renewable term life, universal life, limited payment, and investment contracts. Long-duration contracts generally require the performance of various functions and services over a period of more than one year. The contract provisions generally cannot be changed or canceled by the insurer during the contract period; however, most new contracts written by the Company allow the insurer to revise certain elements used in determining premium rates or policy benefits, subject to guarantees stated in the contracts.

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.4 INVESTMENTS

FIXED MATURITY AND EQUITY SECURITIES

All fixed maturity and equity securities were classified as available-for-sale and recorded at fair value at December 31, 1998, 1997, and 1996. After adjusting related balance sheet accounts as if the unrealized gains (losses) had been realized, the net adjustment is recorded in accumulated other comprehensive income within shareholders' equity. If the fair value of a security classified as available-for-sale declines below its cost and this decline is considered to be other than temporary, the security is reduced to its fair value, and the reduction is recorded as a realized loss.

During 1998, the Company maintained a trading portfolio of certain fixed maturity securities. Trading securities are recorded at fair value. Unrealized gains (losses), as well as realized gains (losses), are included in net investment income. The Company held no trading securities at December 31, 1998, and trading securities did not have a material effect on net investment income in 1998.

MORTGAGE LOANS

Mortgage loans are reported at amortized cost, net of an allowance for losses. The allowance for losses covers all non-performing loans and loans for which management has a concern based on its assessment of risk factors, such as potential non-payment or non-monetary default. The allowance is based on a loan-specific review and a formula that reflects past results and current trends.

Loans for which the Company determines that collection of all amounts due under the contractual terms is not probable are considered to be impaired. The Company generally looks to the underlying collateral for repayment of impaired loans. Therefore, impaired loans are considered to be collateral dependent and are reported at the lower of amortized cost or fair value of the underlying collateral, less estimated cost to sell.

POLICY LOANS

Policy loans are reported at unpaid principal balance.

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.4 INVESTMENTS (CONTINUED)

INVESTMENT REAL ESTATE

Investment real estate is classified as held for investment or available for sale, based on management's intent. Real estate held for investment is carried at cost, less accumulated depreciation and impairment write-downs. Real estate available for sale is carried at the lower of cost (less accumulated depreciation, if applicable) or fair value less cost to sell.

INVESTMENT INCOME

Interest on fixed maturity securities and performing and restructured mortgage loans is recorded as income when earned and is adjusted for any amortization of premium or discount. Interest on delinquent mortgage loans is recorded as income when received. Dividends are recorded as income on ex-dividend dates.

REALIZED INVESTMENT GAINS

Realized investment gains (losses) are recognized using the specific-identification method.

1.5 SEPARATE ACCOUNTS

Separate Accounts are assets and liabilities associated with certain contracts, principally annuities; for which the investment risk lies solely with the contract holder. Therefore, the Company's liability for these accounts equals the value of the account assets. Investment income, realized investment gains (losses), and policyholder account deposits and withdrawals related to separate accounts are excluded from the consolidated statements of income, comprehensive income, and cash flows. Assets held in Separate Accounts are primarily shares in mutual funds, which are carried at fair value based on the quoted net asset value per share.

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.6 DEFERRED POLICY ACQUISITION COSTS ("DPAC") AND COST OF INSURANCE PURCHASED ("CIP")

Certain costs of writing an insurance policy, including commissions, underwriting, and marketing expenses, are deferred and reported as DPAC.

CIP represents the cost assigned to insurance contracts in force that are acquired through the purchase of a block of business. At December 31, 1998, CIP of $22.1 million was reported within other assets.

DPAC and CIP associated with interest-sensitive life contracts, insurance investment contracts, and participating life insurance contracts is charged to expense in relation to the estimated gross profits of those contracts. DPAC and CIP associated with all other insurance contracts is charged to expense over the premium-paying period or as the premiums are earned over the life of the contract.

DPAC and CIP are adjusted for the impact on estimated future gross profits as if net unrealized gains (losses) on securities had been realized at the balance sheet date. The impact of this adjustment is included in accumulated other comprehensive income within shareholder's equity.

The Company reviews the carrying amount of DPAC and CIP on at least an annual basis. Management considers estimated future gross profits or future premiums, expected mortality, interest earned and credited rates, persistency, and expenses in determining whether the carrying amount is recoverable.

1.7 PREMIUM RECOGNITION

Most receipts for annuities and interest-sensitive life insurance policies are classified as deposits instead of revenue. Revenues for these contracts consist of mortality, expense, and surrender charges. Policy charges that compensate the Company for future services are deferred and recognized in income over the period earned, using the same assumptions used to amortize DPAC (see Note 1.6).

For limited-payment contracts, net premiums are recorded as revenue, and the difference between the gross premium received and the net premium is deferred and recognized in a constant relationship to insurance in force. For all other contracts, premiums are recognized when due.

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.8 OTHER ASSETS

Acquisition-related goodwill, which is included in other assets, is charged to expense in equal amounts over 40 years. The carrying value of goodwill is regularly reviewed by management for indicators of impairment in value. If facts and circumstances suggest that goodwill is impaired, other than temporarily, the Company assesses the fair value of the underlying assets and reduces goodwill accordingly.

1.9 POLICY AND CONTRACT CLAIMS RESERVES

Substantially all of the Company's insurance and annuity liabilities relate to long-duration contracts. The contracts normally cannot be changed or canceled by the Company during the contract period.

For interest-sensitive life and insurance investment contracts, reserves equal the sum of the policy account balance and deferred revenue charges. Reserves for other contracts are based on estimates of the cost of future policy benefits. Reserves are determined using the net level premium method. Interest assumptions used to compute reserves ranged from 2.5% to 13.5% at December 31, 1998.

1.10 REINSURANCE

The Company limits its exposure to loss on any single insured to $2.5 million by ceding additional risks through reinsurance contracts with other insurers. The Company diversifies its risk of reinsurance loss by using a number of reinsurers that have strong claims-paying ability ratings. If the reinsurer could not meet its obligations, the Company would reassume the liability. The likelihood of a material reinsurance liability being reassumed by the Company is considered to be remote.

A receivable is recorded for the portion of benefits paid and insurance liabilities that have been reinsured. Reinsurance recoveries on ceded reinsurance contracts were $63 million, $25 million, and $24 million during 1998, 1997, and 1996, respectively. The cost of reinsurance is recognized over the life of the reinsured policies using assumptions consistent with those used to account for the underlying policies.

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.10 REINSURANCE

Benefits paid and future policy benefits related to ceded insurance contracts are recorded as reinsurance receivables. The cost of reinsurance is recognized over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

1.11 PARTICIPATING POLICY CONTRACTS

Participating life insurance accounted for approximately 2% of life insurance in force at December 31, 1998 and 1997.

The portion of earnings allocated to participating policyholders that cannot be expected to inure to shareholders is excluded from net income and shareholder's equity. Dividends to be paid on participating life insurance contracts are determined annually based on estimates of the contracts' earnings. Policyholder dividends were $4.9 million in 1998.

1.12 INCOME TAXES

The Company and its life insurance subsidiaries, together with certain other life insurance subsidiaries of the Parent Company, are included in a life/non-life consolidated tax return with the Parent Company and its noninsurance subsidiaries. The Company participates in a tax sharing agreement with other companies included in the consolidated tax return. Under this agreement, tax payments are made to the Parent Company as if the companies filed separate tax returns; and companies incurring operating and/or capital losses are reimbursed for the use of these losses by the consolidated return group.

Deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities, at the enacted tax rates expected to be in effect when the temporary differences reverse. The effect of a tax rate change is recognized in income in the period of enactment. State income taxes are included in income tax expense.

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.12 INCOME TAXES (CONTINUED)

A valuation allowance for deferred tax assets is provided if it is more likely than not that some portion of the deferred tax asset will not be realized. An increase or decrease in a valuation allowance that results from a change in circumstances that causes a change in judgment about the realizability of the related deferred tax asset is included in income. Changes related to fluctuations in fair value of available-for-sale securities are included in the consolidated statements of comprehensive income and accumulated other comprehensive income in shareholder's equity.

1.13 ACCOUNTING CHANGES

During 1998, the Company adopted Statement of Financial Accounting Standards
(SFAS) 130, Reporting Comprehensive Income, which establishes standards for reporting and displaying comprehensive income and its components in the financial statements. The Company elected to report comprehensive income and its components in a separate statement of comprehensive income. Adoption of this statement did not change recognition or measurement of net income and, therefore, did not impact the Company's consolidated results of operations or financial position.

Effective December 31, 1998, the Company adopted SFAS 131, Disclosures about Segments of an Enterprise and Related Information, which changes the way companies report segment information. With the adoption of SFAS 131, the Company reports division earnings exclusive of goodwill amortization, net realized investment gains, and nonrecurring items. This methodology is consistent with the manner in which management reviews division results. Adoption of this statement did not impact the Company's consolidated results of operations or financial position.

In June 1998, the Financial Accounting Standards Board issued SFAS 133, Accounting for Derivative Instruments and Hedging Activities, which requires all derivative instruments to be recognized at fair value as either assets or liabilities in the balance sheet. Changes in the fair value of a derivative instrument are to be reported as earnings or other comprehensive income, depending upon the intended use of the derivative instrument. This statement is effective for years beginning after June 15, 1999. Adoption of SFAS 133 is not expected to have a material impact on the Company's consolidated results of operations or financial position.

                    American General Life Insurance Company

2. INVESTMENTS

2.1 INVESTMENT INCOME

Investment income by type of investment was as follows:

                                                    1998                1997                1996
                                              ----------------------------------------------------------
                                                                 (In Thousands)
Investment income:
  Fixed maturities                               $2,101,730          $1,966,528          $1,846,549
  Equity securities                                   1,813               1,067               1,842
  Mortgage loans on real estate                     148,447             157,035             175,833
  Investment real estate                             23,139              22,157              22,752
  Policy loans                                       66,573              62,939              58,211
  Other long-term investments                         3,837               3,135               2,328
  Short-term investments                             15,492               8,626               9,280
  Investment income from affiliates                  10,536              11,094              11,502
                                              ----------------------------------------------------------
Gross investment income                           2,371,567           2,232,581           2,128,297
Investment expenses                                  54,634              33,958              33,225
                                              ----------------------------------------------------------
Net investment income                            $2,316,933          $2,198,623          $2,095,072
                                              ==========================================================

The carrying value of investments that produced no investment income during 1998 was less than 0.2% of total invested assets. The ultimate disposition of these investments is not expected to have a material effect on the Company's results of operations and financial position.

                    American General Life Insurance Company

2. INVESTMENTS (CONTINUED)

2.2 NET REALIZED INVESTMENT GAINS (LOSSES)

Realized gains (losses) by type of investment were as follows:

                                               1998                 1997                 1996
                                          --------------------------------------------------------
                                                                (In Thousands)
Fixed maturities:
  Gross gains                                $ 20,109             $ 42,966             $ 46,498
  Gross losses                                (62,657)             (34,456)             (47,293)
                                          --------------------------------------------------------
Total fixed maturities                        (42,548)               8,510                 (795)
Equity securities                                 645                1,971               18,304
Other investments                               8,118               19,384               10,993
                                          --------------------------------------------------------
Net realized investment gains (losses)
  before tax                                  (33,785)              29,865               28,502
Income tax expense (benefit)                  (11,826)              10,452                9,976
                                          --------------------------------------------------------
Net realized investment gains (losses)
  after tax                                  $(21,959)            $ 19,413             $ 18,526
                                          ========================================================

                    American General Life Insurance Company

2. INVESTMENTS (CONTINUED)

2.3 FIXED MATURITY AND EQUITY SECURITIES

All fixed maturity and equity securities are classified as available-for-sale and reported at fair value (see Note 1.4). Amortized cost and fair value at December 31, 1998 and 1997 were as follows:

                                                                GROSS             GROSS
                                          AMORTIZED          UNREALIZED         UNREALIZED               FAIR
                                            COST                GAIN               LOSS                  VALUE
                                      ------------------------------------------------------------------------------
                                                                           (In Thousands)
DECEMBER 31, 1998
Fixed maturity securities:
  Corporate securities:
    Investment-grade                     $18,800,553          $1,129,504            $(26,353)         $19,903,703
    Below investment-grade                 1,409,198              33,910             (45,789)           1,397,320
  Mortgage-backed securities*              6,359,242             294,331                (870)           6,652,703
  U.S. government obligations                417,822              69,321                (178)             486,965
  Foreign governments                        331,699              24,625              (2,437)             353,887
  State and political subdivisions            86,778               4,796                (187)              91,387
  Redeemable preferred stocks                 20,313                   -                 (17)              20,296
                                      ------------------------------------------------------------------------------
Total fixed maturity securities          $27,425,605          $1,556,487            $(75,831)         $28,906,261
                                      ==============================================================================

Equity securities                        $   193,368          $   19,426            $ (1,110)         $   211,684
                                      ==============================================================================

Investment in Parent Company             $     8,597          $   45,973            $      -          $    54,570
                                      ==============================================================================

* Primarily include pass-through securities guaranteed by and mortgage obligations ("CMOs") collateralized by the U.S. government and government agencies.

                    American General Life Insurance Company

2. INVESTMENTS (CONTINUED)

2.3 FIXED MATURITY AND EQUITY SECURITIES (CONTINUED)

                                                                     GROSS               GROSS
                                               AMORTIZED          UNREALIZED           UNREALIZED             FAIR
                                                 COST                GAIN                 LOSS                VALUE
                                          ------------------------------------------------------------------------------
                                                                           (In Thousands)
DECEMBER 31, 1997
Fixed maturity securities:
  Corporate securities:
    Investment-grade                         $17,913,942          $  906,235            $(17,551)         $18,802,626
    Below investment-grade                       950,438              34,290              (4,032)             980,696
  Mortgage-backed securities*                  6,614,704             278,143              (4,260)           6,888,587
  U.S. government obligations                    289,406              46,529                 (74)             335,861
  Foreign governments                            318,212              18,076              (3,534)             332,754
  State and political subdivisions                44,505               1,686                  --               46,191
                                          ------------------------------------------------------------------------------
Total fixed maturity securities              $26,131,207          $1,284,959            $(29,451)         $27,386,715
                                          ==============================================================================
Equity securities                            $    19,208          $    2,145            $   (239)         $    21,114
                                          ==============================================================================
Investment in Parent Company                 $     8,597          $   29,226            $     --          $    37,823
                                          ==============================================================================

* Primarily include pass-through securities guaranteed by and mortgage obligations ("CMOs") collateralized by the U.S. government and government agencies.

                    American General Life Insurance Company

2. INVESTMENTS (CONTINUED)

2.3 FIXED MATURITY AND EQUITY SECURITIES (CONTINUED)

Net unrealized gains (losses) on securities included in accumulated comprehensive income in shareholders' equity at December 31 were as follows:

                                                                              1998                 1997
                                                                    --------------------------------------------
                                                                                   (In Thousands)

Gross unrealized gains                                                        $1,621,886           $1,316,330
Gross unrealized losses                                                          (76,941)             (29,690)
DPAC and other fair value adjustments                                           (488,120)            (621,867)
Deferred federal income taxes                                                   (377,718)            (237,247)
                                                                    --------------------------------------------
Net unrealized gains on securities                                            $  679,107           $  427,526
                                                                    ============================================

The contractual maturities of fixed maturity securities at December 31, 1998 were as follows:

                                                     1998                                    1997
                                   -----------------------------------------------------------------------------
                                         AMORTIZED            MARKET             AMORTIZED            MARKET
                                           COST                VALUE               COST                VALUE
                                   -----------------------------------------------------------------------------
                                                (In Thousands)                          (In Thousands)
Fixed maturity securities,
  excluding mortgage-
  backed securities:
    Due in one year or less           $   531,496         $   536,264         $   205,719         $   207,364
    Due after one year
      through five years                5,550,665           5,812,581           5,008,933           5,216,174
    Due after five years
      through ten years                 9,229,980           9,747,761           9,163,681           9,604,447
    Due after ten years                 5,754,220           6,156,950           5,138,169           5,470,143
Mortgage-backed securities              6,359,244           6,652,705           6,614,705           6,888,587
                                   -----------------------------------------------------------------------------
Total fixed maturity securities       $27,425,605         $28,906,261         $26,131,207         $27,386,715
                                   =============================================================================

Actual maturities may differ from contractual maturities, since borrowers may have the right to call or prepay obligations. In addition, corporate requirements and investment strategies may result in the sale of investments before maturity. Proceeds from sales of fixed maturities were $5.4 billion, $14.8 billion, and $16.2 billion during 1998, 1997, and 1996, respectively.

                    American General Life Insurance Company

2. INVESTMENTS (CONTINUED)

2.4 MORTGAGE LOANS ON REAL ESTATE

Diversification of the geographic location and type of property collateralizing mortgage loans reduces the concentration of credit risk. For new loans, the Company requires loan-to-value ratios of 75% or less, based on management's credit assessment of the borrower. The mortgage loan portfolio was distributed as follows at December 31, 1998 and 1997:

                                                     OUTSTANDING           PERCENT OF              PERCENT
                                                        AMOUNT               TOTAL              NONPERFORMING
                                               ------------------------------------------------------------------
                                                    (In Millions)
DECEMBER 31, 1998
Geographic distribution:
  South Atlantic                                   $    429                 27.6%                    0.2%
  Pacific                                               320                 20.6                    10.4
  Mid-Atlantic                                          326                 20.9                     4.1
  East North Central                                    178                 11.4                       -
  Mountain                                               95                  6.1                       -
  West South Central                                    118                  7.5                       -
  East South Central                                     46                  3.0                       -
  West North Central                                     33                  2.1                       -
  New England                                            25                  1.6                       -
Allowance for losses                                    (13)                (0.8)                      -
                                               -------------------------------------
Total                                              $  1,557               100.00%                    3.1%
                                               =====================================

Property type:
  Office                                           $    593                 38.1%                    7.0%
  Retail                                                423                 27.1                     0.2
  Industrial                                            292                 18.8                       -
  Apartments                                            178                 11.4                     2.9
  Hotel/motel                                            38                  2.4                       -
  Other                                                  46                  3.0                       -
Allowance for losses                                    (13)                (0.8)                      -
                                               -------------------------------------
Total                                              $  1,557                  100%                    3.1%
                                               =====================================

                    American General Life Insurance Company

2. INVESTMENTS (CONTINUED)

2.4 MORTGAGE LOANS ON REAL ESTATE (CONTINUED)

                                                  OUTSTANDING           PERCENT OF              PERCENT
                                                    AMOUNT                TOTAL              NONPERFORMING
                                              ------------------------------------------------------------------
                                                    (In Millions)
DECEMBER 31, 1997
Geographic distribution:
  South Atlantic                                  $  456                  27.5%                    1.8%
  Pacific                                            340                  20.5                    14.4
  Mid-Atlantic                                       288                  17.3                       -
  East North Central                                 186                  11.2                       -
  Mountain                                           151                   9.1                     2.7
  West South Central                                 132                   7.9                      .1
  East South Central                                  94                   5.7                       -
  West North Central                                  19                   1.1                       -
  New England                                         17                   1.1                       -
Allowance for losses                                 (23)                 (1.4)                      -
                                              -------------------------------------
Total                                             $1,660                 100.0%                    3.6%
                                              =====================================

Property type:
  Office                                          $  622                  37.5%                    4.6%
  Retail                                             463                  27.9                     3.0
  Industrial                                         324                  19.5                     1.8
  Apartments                                         223                  13.4                     6.1
  Hotel/motel                                         40                   2.4                       -
  Other                                               11                    .7                       -
Allowance for losses                                 (23)                 (1.4)                      -
                                              -------------------------------------
Total                                             $1,660                 100.0%                    3.6%
                                              =====================================

                    American General Life Insurance Company

2. INVESTMENTS (CONTINUED)

2.4 MORTGAGE LOANS ON REAL ESTATE (CONTINUED)

Impaired mortgage loans on real estate and related interest income were as follows:

                                                                                    DECEMBER 31
                                                                             1998                 1997
                                                                    -----------------------------------------
                                                                                   (In Millions)
Impaired loans:
  With allowance*                                                            $  13                $  35
  Without allowance                                                              -                    -
                                                                    -----------------------------------------
Total impaired loans                                                         $  13                $  35
                                                                    =========================================

* Represents gross amounts before allowance for mortgage loan losses of $1.8 million and $10 million, respectively.

                                                             1998                 1997                 1996
                                                   ---------------------------------------------------------------
                                                                             (In Millions)

Average investment                                    $  24                $  48                $  72
Interest income earned                                $   -                $   3                $   6
Interest income - cash basis                          $   -                $   -                $   6

                    American General Life Insurance Company

2. INVESTMENTS (CONTINUED)

2.5 INVESTMENT SUMMARY

Investments of the Company were as follows:

                                         DECEMBER 31, 1998                                   DECEMBER 31, 1997
                            --------------------------------------------------------------------------------------------------------
                                                                    CARRYING                                          CARRYING
                                   COST          FAIR VALUE          AMOUNT            COST          FAIR VALUE        AMOUNT
                            --------------------------------------------------------------------------------------------------------
                                             (In Thousands)                                      (In Thousands)
Fixed maturities:
 Bonds:
  United States government
   and government agencies
   and authorities             $   417,822       $   486,965      $   486,965      $   289,406       $   335,861      $   335,861
  States, municipalities,
   and political subdivisions       86,778            91,387           91,387           44,505            46,191           46,191
  Foreign governments              331,699           353,887          353,887          318,212           332,754          332,754
  Public utilities               1,777,172         1,895,326        1,895,326        1,848,546         1,952,724        1,952,724
  Mortgage-backed securities     6,359,242         6,652,703        6,652,703        6,614,704         6,888,587        6,888,587
  All other corporate bonds     18,432,579        19,405,697       19,405,697       17,015,834        17,830,598       17,830,598
 Redeemable preferred stocks        20,313            20,296           20,296                -                 -                -
                            --------------------------------------------------------------------------------------------------------
Total fixed maturities          27,425,605        28,906,261       28,906,261       26,131,207        27,386,715       27,386,715
Equity securities:
 Common stocks:
  Banks, trust, and insurance
   companies                             -                 -                -                -                 -                -
  Industrial, miscellaneous,
   and other                       176,321           211,684          211,684            5,604             5,785            5,785
  Nonredeemable preferred
    stocks                          17,047                 -                -           13,604            15,329           15,329
                            --------------------------------------------------------------------------------------------------------
Total equity securities            193,368           211,684          211,684           19,208            21,114           21,114
Mortgage loans on real
 estate*                         1,557,268                 -        1,557,268        1,659,921                 -        1,659,921
Investment real estate             119,520                 -          119,520          129,364                 -          129,364
Policy loans                     1,170,686                 -        1,170,686        1,093,694                 -        1,093,694
Other long-term investments         86,194                 -           86,194           55,118                 -           55,118
Short-term investments             222,949                 -          222,949          100,061                 -          100,061
                            --------------------------------------------------------------------------------------------------------
Total investments              $30,775,590       $         -      $32,274,562      $29,188,573       $         -      $30,445,987
                            ========================================================================================================


* Amount is net of allowance for losses of $13 million and $23 million at December 31, 1996 and 1997, respectively.

                    American General Life Insurance Company

3. DEFERRED POLICY ACQUISITION COSTS

The balance of DPAC at December 31 and the components of the change reported in operating costs and expenses for the years then ended were as follows:

                                                    1998                  1997                  1996
                                               ----------------------------------------------------------
                                                                    (In Thousands)

Balance at January 1                              $  835,031           $1,042,783           $  605,501
  Capitalization                                     244,196              219,339              188,001
  Amortization                                      (125,062)            (115,467)            (102,189)
  Effect of unrealized gains (losses) on
    securities                                       133,553             (311,624)             351,470
                                               ----------------------------------------------------------
Balance at December 31                            $1,087,718           $  835,031           $1,042,783
                                               ==========================================================

4. OTHER ASSETS

Other assets consisted of the following:

                                                                               DECEMBER 31
                                                                        1998                1997
                                                                  ------------------------------------
                                                                               (In Thousands)
Goodwill                                                               $ 54,754           $ 51,424
American General Corporation CBO (Collateralized Bond
  Obligation) 98-1 Ltd.                                                   9,740                  -
Cost of insurance purchased ("CIP")                                      22,113                  -
Other                                                                   119,711             81,235
                                                                  ------------------------------------
Total other assets                                                     $206,318           $132,659
                                                                  ====================================

                    American General Life Insurance Company

4. OTHER ASSETS (CONTINUED)

A rollforward of CIP for the year ended December 31, 1998, was as follows:

                                                                                        1998
                                                                                 --------------------
                                                                                    (In Thousands)
Balance at January 1                                                                $       --
Acquisition of business                                                                 23,915
Accretion of interest at 5.88%                                                             733
Amortization                                                                            (2,535)
                                                                                 --------------------
Balance at December 31                                                              $   22,113
                                                                                 ====================

5. FEDERAL INCOME TAXES

5.1 TAX LIABILITIES

Income tax liabilities were as follows:

                                                                                  DECEMBER 31
                                                                          1998                  1997
                                                                    --------------------------------------
                                                                                  (In Thousands)

Current tax (receivable) payable                                       $  (21,035)            $    7,676
Deferred tax liabilities, applicable to:
  Net income                                                              320,632                298,456
  Net unrealized investment gains                                         377,718                237,247
                                                                    -----------------------------------------
Total deferred tax liabilities                                            698,350                535,703
                                                                    -----------------------------------------
Total current and deferred tax liabilities                             $  677,315             $  543,379
                                                                    =========================================

                    American General Life Insurance Company

5. FEDERAL INCOME TAXES (CONTINUED)

5.1 TAX LIABILITIES (CONTINUED)

Components of deferred tax liabilities and assets at December 31 were as follows:

                                                                          1998                  1997
                                                                    ------------------------------------------
                                                                                (In Thousands)
Deferred tax liabilities applicable to:
  Deferred policy acquisition costs                                    $  307,025            $ 226,653
  Basis differential of investments                                       590,661              486,194
  Other                                                                   150,189              139,298
                                                                    ------------------------------------------
Total deferred tax liabilities                                          1,047,875              852,145

Deferred tax assets applicable to:
  Policy reserves                                                        (212,459)            (232,539)
  Other                                                                  (137,066)             (83,903)
                                                                    ------------------------------------------
Total deferred tax assets before valuation
  allowance                                                              (349,525)            (316,442)
Valuation allowance                                                             -                    -
                                                                    ------------------------------------------
Total deferred tax assets, net of valuation
  allowance                                                              (349,525)            (316,442)
                                                                    ------------------------------------------
Net deferred tax liabilities                                           $  698,350            $ 535,703
                                                                    ==========================================

A portion of life insurance income earned prior to 1984 is not taxable unless it exceeds certain statutory limitations, is distributed as dividends, or unless the income tax deferred status of such amount is modified by future tax legislation. Such income, accumulated in policyholders' surplus accounts, totaled $87.1 million at December 31, 1998. At current corporate rates, the maximum amount of tax on such income is approximately $30.5 million. Deferred income taxes on these accumulations are not required because no distributions are expected.

                    American General Life Insurance Company

5. FEDERAL INCOME TAXES (CONTINUED)

5.2 TAX EXPENSE

Components of income tax expense for the years were as follows:

                                                        1998                 1997                 1996
                                                   --------------------------------------------------------
                                                                        (In Thousands)
Current expense                                       $134,344             $185,460             $164,272
Deferred expense (benefit):
  Deferred policy acquisition cost                      33,230               27,644               21,628
  Policy reserves                                        2,189              (27,496)             (27,460)
  Basis differential of investments                     11,969                3,769                4,129
  Litigation settlement                                (33,983)                  --                   --
  Year 2000                                             (9,653)                  --                   --
  Other, net                                            15,623                9,347               14,091
                                                   --------------------------------------------------------
Total deferred expense                                  19,375               13,264               12,388
                                                   --------------------------------------------------------
Income tax expense                                    $153,719             $198,724             $176,660
                                                   ========================================================

A reconciliation between the income tax expense computed by applying the federal income tax rate (35%) to income before taxes and the income tax expense reported in the financial statement is presented below.

                                                        1998                 1997                 1996
                                                   --------------------------------------------------------
                                                                       (In Thousands)
Income tax at statutory percentage of GAAP
  pretax income                                       $164,638             $200,649             $178,939
Tax-exempt investment income                           (11,278)              (9,493)              (9,347)
Goodwill                                                   712                  723                  759
Other                                                     (353)               6,845                6,309
                                                   --------------------------------------------------------
Income tax expense                                    $153,719             $198,724             $176,660
                                                   ========================================================

                    American General Life Insurance Company

5. FEDERAL INCOME TAXES (CONTINUED)

5.3 TAXES PAID

Income taxes paid amounted to approximately $159 million, $168 million, and $182 million in 1998, 1997, and 1996, respectively.

5.4 TAX RETURN EXAMINATIONS

The Parent Company and the majority of its subsidiaries file a consolidated federal income tax return. The Internal Revenue Service ("IRS") has completed examinations of the Parent Company's tax returns through 1988. The IRS is currently examining tax returns for 1989 through 1996. In addition, the tax returns of companies recently acquired are also being examined. Although the final outcome of any issues raised in examination is uncertain, the Parent Company believes that the ultimate liability, including interest, will not materially exceed amounts recorded in the consolidated financial statements.

6. TRANSACTIONS WITH AFFILIATES

Affiliated notes and accounts receivable were as follows:

                                                 DECEMBER 31, 1998                   DECEMBER 31, 1997
                                     ------------------------------------------------------------------------
                                        PAR VALUE         BOOK VALUE         PAR VALUE          BOOK VALUE
                                     ------------------------------------------------------------------------
                                                                 (In Thousands)

American General Corporation,
  9-3/8%, due 2008                      $ 4,725           $  3,345            $ 4,725            $ 3,288
American General Corporation,
  Promissory notes, due 2004             14,679             14,679             17,125             17,125
American General Corporation,
  Restricted Subordinated
  Note, 13-1/2%, due 2002                29,435             29,435             31,494             31,494
                                     ------------------------------------------------------------------------
Total notes receivable from
  affiliates                             48,839             47,459             53,344             51,907
Accounts receivable from
  affiliates                                  -            113,637                  -             44,612
                                     ------------------------------------------------------------------------
Indebtedness from affiliates            $48,839           $161,096            $53,344            $96,519
                                     ========================================================================

                    American General Life Insurance Company

6. TRANSACTIONS WITH AFFILIATES (CONTINUED)

Various American General companies provide services to the Company, principally mortgage servicing and investment management services, provided by American General Investment Management Corporation on a fee basis. The Company paid approximately $46,921,000, $33,916,000, and $22,083,000 for such services in
1998, 1997, and 1996, respectively. Accounts payable for such services at December 31, 1998 and 1997 were not material. The Company rents facilities and provides services on an allocated cost basis to various American General companies. Beginning in 1998, amounts received by the Company from affiliates include amounts received by its wholly-owned, non-life insurance subsidiary, American General Life Companies (AGLC). AGLC provides shared services, including technology and Year 2000-readiness, to a number of American General Corporation's life insurance subsidiaries. The Company received approximately $66,550,000, $6,455,000, and $1,255,000 for such services and rent in 1998,
1997, and 1996, respectively. Accounts receivable for rent and services at December 31, 1998 and 1997 were not material.

The Company has 8,500 shares of $100 par value cumulative preferred stock authorized and outstanding with an $80 dividend rate, redeemable at $1,000 per share after December 31, 2000. The holder of this stock, The Franklin Life Insurance Company ("Franklin"), an affiliated company, is entitled to one vote per share, voting together with the holders of common stock.

During 1996, the Company's residential mortgage loan portfolio of $42 million was sold to American General Finance, Inc., at carrying value plus accrued interest.

7. STOCK-BASED COMPENSATION

Certain officers of the Company participate in American General Corporation's stock and incentive plans which provide for the award of stock options, restricted stock awards, performance awards, and incentive awards to key employees. Stock options constitute the majority of such awards. Expense related to stock options is measured as the excess of the market price of the stock at the measurement date over the exercise price. The measurement date is the first date on which both the number of shares that the employee is entitled to receive and the exercise price are known. Under the stock option plans, no expense is recognized, since the market price equals the exercise price at the measurement date.

                    American General Life Insurance Company

7. STOCK-BASED COMPENSATION (CONTINUED)

Under an alternative accounting method, compensation expense arising from stock options would be measured at the estimated fair value of the options at the date of grant. Had compensation expense for the stock options been determined using this method, net income would have been as follows:

                                                         1998                1997                1996
                                                   -------------------------------------------------------
                                                                           (In Thousands)

Net income as reported                                $316,674            $374,557            $334,595
Net income pro forma                                  $315,078            $373,328            $334,029

The average fair values of the options granted during 1998, 1997, and 1996 were $15.38, $10.33, and $7.07, respectively. The fair value of each option was estimated at the date of grant using a Black-Scholes option pricing model. The weighted average assumptions used to estimate the fair value of the stock options were as follows:

                                                       1998                 1997                 1996
                                                   -------------------------------------------------------

Dividend yield                                           2.5%                  3.0%                4.0%
Expected volatility                                     23.0%                 22.0%               22.3%
Risk-free interest rate                                 5.76%                  6.4%                6.2%
Expected life                                          6 YEARS              6 years             6 years

8. BENEFIT PLANS

8.1 PENSION PLANS

The Company has non-contributory defined benefit pension plans covering most employees. Pension benefits are based on the participant's compensation and length of credited service.

Equity and fixed maturity securities were 56% and 30%, respectively, of the plans' assets at the plans' most recent balance sheet dates. Additionally, 1% of plan assets were invested in general investment accounts of the Parent Company's subsidiaries through deposit administration insurance contracts.

                    American General Life Insurance Company

8. BENEFIT PLANS (CONTINUED)

8.1 PENSION PLANS (CONTINUED)

The benefit plans have purchased annuity contracts from American General Corporation's subsidiaries to provide benefits for certain retirees. These contracts are expected to provide future annual benefits to certain retirees of American General Corporation and its subsidiaries of approximately $52 million.

The components of pension expense and underlying assumptions were as follows:

                                                        1998                1997                 1996
                                                   --------------------------------------------------------
                                                                        (In Thousands)

Service cost (benefits earned)                        $ 3,693              $ 1,891              $ 1,826
Interest cost                                           6,289                2,929                2,660
Expected return on plan assets                         (9,322)              (5,469)              (5,027)
Amortization                                             (557)                 195                    4
                                                   --------------------------------------------------------
Pension (income) expense                              $   103              $  (454)             $  (537)
                                                   ========================================================

Discount rate on benefit obligation                     7.00%                7.25%                7.50%
Rate of increase in compensation levels                 4.25%                4.00%                4.00%
Expected long-term rate of return on plan
 assets                                                10.25%               10.00%               10.00%

The Company's funding policy is to contribute annually no more than the maximum deductible for federal income tax purposes. The funded status of the plans and the prepaid pension expense included in other assets at December 31 were as follows:

                                                                         1998                 1997
                                                                    -----------------------------------
                                                                              (In Thousands)

Projected benefit obligation (PBO)                                     $ 96,554             $ 43,393
Plan assets at fair value                                               120,898               80,102
Plan assets at fair value in excess of PBO                               24,344               36,709
Other unrecognized items, net                                           (10,176)             (23,470)
                                                                    -----------------------------------
Prepaid pension expense                                                $ 14,168             $ 13,239
                                                                    ===================================

                    American General Life Insurance Company

8. BENEFIT PLANS (CONTINUED)

8.1 PENSION PLANS (CONTINUED)

The change in PBO was as follows:

                                                                        1998                 1997
                                                                    ---------------------------------
                                                                              (In Thousands)

PBO at January 1                                                       $43,393              $37,389
Service and interest costs                                               9,982                4,820
Benefits paid                                                           (1,954)                (673)
Actuarial loss                                                          17,089                1,810
Amendments, transfers, and acquisitions                                 28,044                   47
                                                                    ---------------------------------
PBO at December 31                                                     $96,554              $43,393
                                                                    =================================

The change in the fair value of plan assets was as follows:

                                                                         1998                 1997
                                                                    ----------------------------------
                                                                              (In Thousands)

Fair value of plan assets at January 1                                 $ 80,102              $65,158
Actual return on plan assets                                             12,269               14,990
Benefits paid                                                            (1,954)                (673)
Acquisitions and other                                                   30,481                  627
                                                                    ----------------------------------
Fair value of plan assets at December 31                               $120,898              $80,102
                                                                    ==================================

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company has life, medical, supplemental major medical, and dental plans for certain retired employees and agents. Most plans are contributory, which retiree contributions adjusted annually to limit employer contributions to predetermined amounts. The Company has reserved the right to change or eliminate these benefits at any time.

                    American General Life Insurance Company

8. BENEFIT PLANS (CONTINUED)

8.2 POSTRETIREMENT BENEFITS OTHER THAN PENSIONS (CONTINUED)

The life plans are insured through December 31, 1999. A portion of the retiree medical and dental plans is funded through a voluntary employees' beneficiary association (VEBA); the remainder is unfunded and self-insured. All of the retiree medical and dental plans' assets held in the VEBA were invested in readily marketable securities at its most recent balance sheet date.

Postretirement benefit expense in 1998, 1997, and 1996 was $60,000, $601,000, and $844,000, respectively. The accrued liability for postretirement benefits was $19.2 million and $3.8 million at December 31, 1998 and 1997, respectively. These liabilities were discounted at the same rates used for the pension plans.

9. DERIVATIVE FINANCIAL INSTRUMENTS

9.1 USE OF DERIVATIVE FINANCIAL INSTRUMENTS

The Company's use of derivative financial instruments is generally limited to reducing its exposure to interest rate and currency exchange risk by utilizing interest rate and currency swap agreements, and options to enter into interest rate swap agreements (called swaptions). The Company accounts for these derivative and financial instruments as hedges. Hedge accounting requires a high correlation between changes in fair values or cash flows of the derivative financial instrument and the specific item being hedged, both at inception and throughout the life of the hedge.

9.2 INTEREST RATE AND CURRENCY SWAP AGREEMENTS

Interest rate swap agreements are used to convert specific investment securities from a floating to a fixed rate basis, or vice versa, and to hedge against the risk of declining interest rates on anticipated security purchases. Interest rate swap agreements are also used to convert a portion of floating-rate borrowings to a fixed rate and to hedge against the risk of rising interest rates on anticipated debt issuances.

Currency swap agreements are used to convert cash flows from specific investment securities denominated in foreign currencies into U.S. dollars at specific exchange rates, and to hedge against currency rate fluctuation on anticipated security purchases.

                    American General Life Insurance Company

9. DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

9.2 INTEREST RATE AND CURRENCY SWAP AGREEMENTS (CONTINUED)

The difference between amounts paid and received on swap agreements is recorded on an accrual basis as an adjustment to net investment income or interest expense, as appropriate, over the periods covered by the agreements. The related amount payable to or receivable from counterparties is included in other liabilities or assets.

The fair values of swap agreements are recognized in the consolidated balance sheet if the hedge investments are carried at fair value or if they hedge anticipated purchases of such investments. In this event, changes in the fair value of a swap agreement are reported in net unrealized gains on securities included in other accumulated comprehensive income in shareholders' equity, consistent with the treatment of the related investment security. The fair values of swap agreements hedging debt are not recognized in the consolidated balance sheet.

For swap agreements hedging anticipated investment purchases or debt issuances, the net swap settlement amount or unrealized gain or loss is deferred and included in the measurement of the anticipated transaction when it occurs.

Swap agreements generally have terms of two to ten years. Any gain or loss from early termination of a swap agreement is deferred and amortized into income over the remaining term of the related investment or debt. If the underlying investment or debt is extinguished or sold, any related gain or loss on swap agreements is recognized in income.

                    American General Life Insurance Company

9. DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

9.2 INTEREST RATE AND CURRENCY SWAP AGREEMENTS (CONTINUED)

Interest rate and currency swap agreements related to investment securities at December 31 were as follows:

                                                                   1998                 1997
                                                               -----------------------------------
                                                                        (Dollars in Millions)
Interest rate swap agreements to pay fixed rate:
  Notional amount                                                 $   -                $  15
  Average receive rate                                                -                  6.74%
  Average pay rate                                                    -                  6.48%
Interest rate swap agreements to receive fixed rate:
  Notional amount                                                 $ 369                $ 144
  Average receive rate                                              6.06%                6.89%
  Average pay rate                                                  5.48%                6.37%
Currency swap agreements (receive U.S. dollars/pay
  Canadian dollars):
    Notional amount (in U.S. dollars)                             $ 124                $ 139
    Average exchange rate                                           1.50                 1.50

9.3 CALL SWAPTIONS

Options to enter into interest rate swap agreements are used to limit the Company's exposure to reduced spreads between investment yields and interest crediting rates should interest rates decline significantly over prolonged periods. During such periods, the spread between investment yields and interest crediting rates may be reduced as a result of certain limitations on the Company's ability to manage interest crediting rates. Call swaptions allow the Company to enter into interest rate swap agreements to receive fixed rates and pay lower floating rates, effectively increasing the spread between investment yields and interest crediting rates.

Premiums paid to purchase call swaptions are included in investments and are amortized to net investment income over the exercise period of the swaptions. If a call swaption is terminated, any gain is deferred and amortized to insurance and annuity benefits over the expected life of the insurance and annuity contracts and any unamortized premium is charged to income. If a call swaption ceases to be an effective hedge, any related gain or loss is recognized in income.

                    American General Life Insurance Company

9. DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

9.3 CALL SWAPTIONS (CONTINUED)

Swaptions at December 31 were as follows:

                                                                   1998                 1997
                                                               ----------------------------------
                                                                       (Dollars in Billions)
Call swaptions:
  Notional amount                                                 $1.76                $1.35
  Average strike rate                                              3.97%                4.81%

Put swaptions:
  Notional amount                                                 $1.05                $   -
  Average strike rate                                              8.33%                   -

9.4 CREDIT AND MARKET RISK

Derivative financial instruments expose the Company to credit risk in the event of non-performance by counterparties. The Company limits this exposure by entering into agreements with counterparties having high credit ratings and by regularly monitoring the ratings. The Company does not expect any counterparty to fail to meet its obligation; however, non-performance would not have a material impact on the Company's consolidated results of operations or financial position.

The Company's exposure to market risk is mitigated by the offsetting effects of changes in the value of the agreements and the related items being hedged.

                    American General Life Insurance Company

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

Carrying amounts and fair values for certain of the Company's financial instruments at December 31 are presented below. Care should be exercised in drawing conclusions based on fair value, since (1) the fair values presented do not include the value associated with all the Company's assets and liabilities, and (2) the reporting of investments at fair value without a corresponding evaluation of related policyholders liabilities can be misinterpreted.

                                                     1998                                    1997
                                  --------------------------------------------------------------------------------
                                      FAIR              CARRYING              FAIR              CARRYING
                                      VALUE              AMOUNT               VALUE              AMOUNT
                                  --------------------------------------------------------------------------------
                                           (In Millions)                           (In Millions)
Assets:
  Fixed maturity and equity
    securities *                     $29,118             $29,118             $27,408             $27,408
  Mortgage loans on real
    estate                           $ 1,608             $ 1,557             $ 1,702             $ 1,660
  Policy loans                       $ 1,252             $ 1,171             $ 1,127             $ 1,094
  Investment in parent
    company                          $    55             $    55             $    38             $    38
  Indebtedness from
    affiliates                       $   161             $   161             $    97             $    97
Liabilities:
  Insurance investment
    contracts                        $25,852             $25,675             $24,011             $24,497

* Includes derivative financial instruments with negative fair values of $1.0 million and $4.2 million and positive fair values of $24.3 million and $7.2 million at December 31, 1998 and 1997, respectively.

                    American General Life Insurance Company

10. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The following methods and assumptions were used to estimate the fair value of financial instruments:

     FIXED MATURITY AND EQUITY SECURITIES

     Fair values of fixed maturity and equity securities were based on quoted market prices, where available. For investments not actively traded, fair values were estimated using values obtained from independent pricing services or, in the case of some private placements, by discounting expected future cash flows using a current market rate applicable to yield, credit quality, and average life of investments.

     MORTGAGE LOANS ON REAL ESTATE

     Fair value of mortgage loans was estimated primarily using discounted cash flows, based on contractual maturities and risk-adjusted discount rates.

     POLICY LOANS

     Fair value of policy loans was estimated using discounted cash flows and actuarially determined assumptions, incorporating market rates.

     INVESTMENT IN PARENT COMPANY

     The fair value of the investment in Parent Company is based on quoted market prices of American General Corporation common stock.

     INSURANCE INVESTMENT CONTRACTS

     Fair value of insurance investment contracts was estimated using cash flows discounted at market interest rates.

                    American General Life Insurance Company

10. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

     INDEBTEDNESS FROM AFFILIATES

     Indebtedness from affiliates is composed of accounts receivable and notes receivable from affiliates. Due to the short-term nature of accounts receivable, fair value is assumed to equal carrying value. Fair value of notes receivable was estimated using discounted cash flows based on contractual maturities and discount rates that were based on U.S. Treasury rates for similar maturity ranges.

11. DIVIDENDS PAID

American General Life Insurance Company paid $244 million, $401 million, and $189 million in dividends on common stock to AGC Life Insurance Company in 1998, 1997, and 1996, respectively. The Company also paid $680 thousand per year in dividends on preferred stock to an affiliate, The Franklin Life Insurance Company, in 1998, 1997, and 1996.

12. RESTRICTIONS, COMMITMENTS, AND CONTINGENCIES

The Company and its insurance subsidiaries are restricted by state insurance laws as to the amounts they may pay as dividends without prior approval from their respective state insurance departments. At December 31, 1998, approximately $3.3 billion of consolidated shareholder's equity represents net assets of the Company which cannot be transferred, in the form of dividends, loans, or advances to the Parent Company. Approximately $2.5 billion of consolidated shareholders' equity is similarly restricted as to transfer from its subsidiaries to the Company.

Generally, the net assets of the Company's subsidiaries available for transfer to the Parent are limited to the amounts that the subsidiaries' net assets, as determined in accordance with statutory accounting practices, exceed minimum statutory capital requirements. However, payments of such amounts as dividends may be subject to approval by regulatory authorities and are generally limited to the greater of 10% of policyholders' surplus or the previous year's statutory net gain from operations.

The Company has various leases, substantially all of which are for office space and facilities. Rentals under financing leases, contingent rentals, and future minimum rental commitments and rental expense under operating leases are not material.

                    American General Life Insurance Company

12. RESTRICTIONS, COMMITMENTS, AND CONTINGENCIES (CONTINUED)

In recent years, various life insurance companies have been named as defendants in class action lawsuits relating to life insurance pricing and sales practices, and a number of these lawsuits have resulted in substantial settlements. On December 16, 1998, American General Corporation announced that certain of its life insurance subsidiaries had entered into agreements to resolve all pending market conduct class action lawsuits. The settlements are not final until approved by the courts and any appeals are resolved. If court approvals are obtained and appeals are not taken, it is expected the settlements will be final in third quarter 1999.

In conjunction with the proposed settlements, the Company recorded a charge of $97.1 million ($63.1 million after-tax) in the fourth quarter of 1998. The charge covers the cost of policyholder benefits and other anticipated expenses resulting from the proposed settlements, as well as other administrative and legal costs.

On December 31, 1998, the Company entered into an agreement with the Parent Company whereby the Company assigned, and the Parent Company assumed, $80.1 million of the liabilities of the Company related to the proposed resolution. The liabilities of American General Life Insurance Company of New York, which totaled $17.0 million, were not assumed by the Parent Company. As consideration for the assumption of the liabilities, the Company paid the Parent Company an amount equal to the liabilities recorded with respect to the proposed resolution of the litigation. The assignment of the liabilities was not a novation, and accordingly, the Company retains a contingent liability related to the litigation. The litigation liabilities were reduced by payments of $2.7 million, and the remaining balance of $94.4 million was included in other liabilities on the Company's balance sheet at December 31, 1998.

The Company is party to various other lawsuits and proceedings arising in the ordinary course of business. Many of these lawsuits and proceedings arise in jurisdictions, such as Alabama and Mississippi, that permit damage awards disproportionate to the actual economic damages incurred. Based upon information presently available, the Company believes that the total amounts that will ultimately be paid, if any, arising from these lawsuits and proceedings will not have a material adverse effect on the Company's consolidated results of operations and financial position. However, it should be noted that the frequency of large damage awards, including large punitive damage awards, that bear little or no relation to actual economic damages incurred by plaintiffs in jurisdictions like Alabama and Mississippi continues to create the potential for an unpredictable judgment in any given suit.

                    American General Life Insurance Company

12. RESTRICTIONS, COMMITMENTS, AND CONTINGENCIES (CONTINUED)

The increase in the number of insurance companies that are under regulatory supervision has resulted, and is expected to continue to result, in increased assessments by state guaranty funds to cover losses to policyholders of insolvent or rehabilitated insurance companies. Those mandatory assessments may be partially recovered through a reduction in future premium taxes in certain states. At December 31, 1998 and 1997, the Company has accrued $6.0 million and $7.6 million, respectively, for guaranty fund assessments, net of $3.7 million and $4.3 million, respectively, of premium tax deductions. The Company has recorded receivables of $6.2 million and $9.7 million at December 31, 1998 and 1997, respectively, for expected recoveries against the payment of future premium taxes. Expenses incurred for guaranty fund assessments were $3.6 million, $2.1 million, and $6.0 million in 1998, 1997, and 1996, respectively.

                    American General Life Insurance Company

13. REINSURANCE

Reinsurance transactions for the years ended December 31, 1998, 1997, and 1996 were as follows:


                                                    CEDED TO            ASSUMED                        PERCENTAGE OF
                                     GROSS           OTHER             FROM OTHER                          AMOUNT
                                     AMOUNT         COMPANIES          COMPANIES       NET AMOUNT      ASSUMED TO NET
                               ----------------------------------------------------------------------------------------
                                                           (In Thousands)
DECEMBER 31, 1998
Life insurance in force           $46,057,031     $13,288,183         $629,791         $33,398,639             1.89%
                               ====================================================================
Premiums:
  Life insurance and annuities    $    90,298     $    42,235         $    117         $    48,180             0.24%
  Accident and health insurance         1,134              87                -               1,047             0.00%
                               --------------------------------------------------------------------
Total premiums                    $    91,432     $    42,322         $    117         $    49,227             0.24%
                               ====================================================================
DECEMBER 31, 1997
Life insurance in force           $45,963,710     $10,926,255         $  4,997         $35,042,452             0.01%
                               ====================================================================
Premiums:
  Life insurance and annuities    $   100,357     $    37,294         $     75         $    63,138             0.12%
  Accident and health insurance         1,208             172                -               1,036             0.00%
                               --------------------------------------------------------------------
Total premiums                    $   101,565     $    37,466         $     75         $    64,174             0.12%
                               ====================================================================
DECEMBER 31, 1996
Life insurance in force           $44,535,841     $ 8,625,465         $  5,081         $35,915,457             0.01%
                               ====================================================================
Premiums:
  Life insurance and annuities    $   104,225     $    34,451         $     36         $    69,810             0.05%
  Accident and health insurance         1,426              64                -               1,362             0.00%
                               --------------------------------------------------------------------
Total premiums                    $   105,651     $    34,515         $     36         $    71,172             0.05%
                               ====================================================================

Reinsurance recoverable on paid losses was approximately $7.7 million, $2.3 million, and $6.9 million at December 31, 1998, 1997, and 1996, respectively. Reinsurance recoverable on unpaid losses was approximately $2.5 million, $3.2 million, and $4.3 million at December 31, 1998, 1997, and 1996, respectively.

                    American General Life Insurance Company

14. YEAR 2000 CONTINGENCY (UNAUDITED)

INTERNAL SYSTEMS

The Company's ultimate parent, American General Corporation, ("AGC") has numerous technology systems that are managed on a decentralized basis. AGC's Year 2000 readiness efforts are therefore being undertaken by its key business units with centralized oversight. Each business unit, including the Company, has developed and is implementing a plan to minimize the risk of a significant negative impact on its operations.

While the specifics of the plans vary, the plans include the following activities: (1) perform an inventory of the Company's information technology and non-information technology systems; (2) assess which items in the inventory may expose the Company to business interruptions due to Year 2000 issues; (3) reprogram or replace systems that are not Year 2000 ready; (4) test systems to prove that they will function into the next century as they do currently; and
(5) return the systems to operations. As of December 31, 1998, substantially all of the Company's critical systems are Year 2000 ready and have been returned to operations. However, activities (3) through (5) for certain systems are ongoing, with vendor upgrades expected to be received during the first half of 1999.

THIRD PARTY RELATIONSHIPS

The Company has relationships with various third parties who must also be Year 2000 ready. These third parties provide, or receive resources and services to (or from) the Company and include organizations with which the Company exchanges information. Third parties include vendors of hardware, software, and information services; providers of infrastructure services such as voice and data communications and utilities for office facilities; investors, customers; distribution channels; and joint venture partners. Third parties differ from internal systems in that the Company exercises less, or no, control over Year 2000 readiness. The Company has developed a plan to assess and attempt to mitigate the risks associated with the potential failure of third parties to achieve Year 2000 readiness. The plan includes the following activities (1) identify and classify third party dependencies; (2) research, analyze, and document Year 2000 readiness for critical third parties; and (3) test critical hardware and software products and electronic interfaces. As of December 31, 1998, AGC has identified and assessed more approximately 700 critical third party dependencies, including those related to the Company. A more detailed evaluation will be completed during the first quarter 1999 as part of the Company's contingency planning efforts. Due to the various stages of third parties' Year 2000 readiness, the Company's testing activities will extend through 1999.

                    American General Life Insurance Company

14. YEAR 2000 CONTINGENCY (UNAUDITED) (CONTINUED)

CONTINGENCY PLANS

The Company has commenced contingency planning to reduce the risk of Year 2000-related business failures. The contingency plans, which address both internal systems and third party relationships, include the following activities: (1) evaluate the consequences of failure of business processes with significant exposure to Year 2000 risk; (2) determine the probability of a Year 2000 related failure for those processes that have a high consequence of failure; (3) develop an action plan to complete contingency plans for those processes that rank high in consequence and probability of failure; and (4) complete the applicable actions plans. The Company is currently developing action plans and expects to substantially complete all contingency planning activities by April 30, 1999.

RISKS AND UNCERTAINTIES

Based on its plans to make internal systems ready for Year 2000, to deal with third party relationships, and to develop contingency action, the Company believes that it will experience at most isolated and minor disruptions of business processes following the turn of the century. Such disruptions are not expected to have a material effect on the Company's future results of operations, liquidity, or financial condition. However, due to the magnitude and complexity of this project, risks and uncertainties exist and the Company is not able to predict a most reasonably likely worst case scenario. If conversion of the Company's internal systems is not completed on a timely basis (due to non-performance by significant third party vendors, lack of qualified personnel to perform the Year 2000 work, or other unforeseen circumstances in completing the Company's plans), or if critical third parties fail to achieve Year 2000 readiness on a timely basis, the Year 2000 issue could have a material adverse impact on the Company's operation following the turn of the century.

COSTS

Through December 31, 1998, the Company has incurred, and anticipates that it will continue to incur, costs for internal staff, third-party vendors, and other expenses to achieve Year 2000 readiness. The cost of activities related to Year 2000 readiness has not had a material adverse effect on the Company's results of operations or financial condition. In addition, the Company has elected to accelerate the planned replacement of certain systems as part of the Year 2000 plans. Costs of the replacement systems are being capitalized and amortized over their useful lives, in accordance with the Company's normal accounting policies.

                    American General Life Insurance Company

15. DIVISION OPERATIONS

15.1 NATURE OF OPERATIONS

The Company manages its business operation through two divisions, which are based on products and services offered.

RETIREMENT SERVICES

The Retirement Services Division provides tax-deferred retirement annuities and employer-sponsored retirement plans to employees of educational, health care, public sector, and other not-for-profit organizations marketed nationwide through exclusive sales representatives.

LIFE INSURANCE

The Life Insurance division provides traditional, interest-sensitive, and variable life insurance and annuities to a broad spectrum of customers through multiple distribution channels focused on specific market segments.

15.2 DIVISION RESULTS

Results of each division exclude goodwill amortization, net realized investment gains, and non-recurring items.

Division earnings information was as follows:


                             REVENUES                     INCOME BEFORE TAXES                        EARNINGS
                 ------------------------------------------------------------------------------------------------------------
                      1998        1997        1996        1998        1997        1996        1998        1997        1996
                 ------------------------------------------------------------------------------------------------------------
                                                              (In Millions)

Retirement Services   $1,987      $1,859      $1,745     $ 469       $398        $343        $315        $261        $226
Life Insurance           870         822         774       162        147         141         107          97          92
                 ------------------------------------------------------------------------------------------------------------
Total divisions        2,857       2,681       2,519       631        545         484         422         358         318
Goodwill
  amortization             -           -           -        (2)        (2)         (2)         (2)         (2)         (2)
RG (L)                   (34)         30          29       (34)        30          29         (22)         19          19
Nonrecurring items         -           -           -      (125)(a)      -           -         (81)(a)       -           -
                 ------------------------------------------------------------------------------------------------------------
Total consolidated    $2,823      $2,711      $2,548     $ 470       $573        $511        $317        $375        $335
                 ============================================================================================================

(a) Includes $97 million pretax ($63 million after-tax) in litigation settlements and $28 million pretax ($18 million after-tax) in Year 2000 costs.

                    American General Life Insurance Company

15. DIVISION OPERATIONS (CONTINUED)

15.2 DIVISION RESULTS (CONTINUED)

Division balance sheet information was as follows:

                                                  ASSETS                             LIABILITIES
                                        -------------------------------------------------------------------
                                                                   DECEMBER 31
                                        -------------------------------------------------------------------
IN MILLIONS                                  1998             1997              1998              1997
                                        -------------------------------------------------------------------

Retirement Services                        $41,347           $35,195           $38,841           $33,136
Life Insurance                               8,894             8,370             7,831             7,367
                                        -------------------------------------------------------------------
Total consolidated                         $50,241           $43,565           $46,672           $40,503
                                        ===================================================================

                          INDEX OF WORDS AND PHRASES

     This index should help you to locate more information about some of the terms and phrases used in this prospectus.

                                                                                                   page to
                                                                                                  See in this
Defined Term                                                                                      Prospectus
------------
accumulation value                                                                                          5
AGLC                                                                                                       41
AGL                                                                                                         1
amount at risk                                                                                              8
automatic rebalancing                                                                                       5
basis                                                                                                      25
beneficiary                                                                                                30
cash surrender value                                                                                       13
cash value accumulation test                                                                                7
close of business                                                                                          32
Code                                                                                                       25
Corporate America - Variable                                                                                1
cost of insurance rates                                                                                     8
daily charge                                                                                                7
date of issue                                                                                              32
death benefit                                                                                               6
dollar cost averaging                                                                                       4
full surrender                                                                                             13
Fund                                                                                                        2
guideline premium test                                                                                      6
investment option                                                                                           1
lapse                                                                                                      10
loan, loan interest                                                                                        14
maturity, maturity date                                                                                    11
modified endowment contract                                                                                25
monthly deduction day                                                                                      32
monthly insurance charge                                                                                    8
Mutual Fund                                                                                                 2
option 1, 2                                                                                                 6
partial surrender                                                                                          13
payment option                                                                                             14
planned periodic premium                                                                                   10
Policy                                                                                                      1
Policy loan                                                                                                14
Policy month, year                                                                                         32
premium payments                                                                                            4
premiums                                                                                                    4
prospectus                                                                                                  1

                                                    page to
                                                  See in this
Defined Term                                      Prospectus
------------                                      ----------

reinstate, reinstatement                              10
SEC                                                    2
separate account                                       1
Separate Account VL-R                                  1
seven-pay test                                        25
specified amount                                       6
surrender                                             13
telephone transactions                                17
transfers                                             11
valuation date, period                                32

     We have filed a registration statement relating to Separate Account VL-R and the Policy with the SEC. The registration statement, which is required by the Securities Act of 1933, includes additional information that is not required in this prospectus. If you would like the additional information, you may obtain it from the SEC's Website at http://www.sec.gov or main office in Washington, D.C. You will have to pay a fee for the material.

     You should rely only on the information contained in this prospectus or sales materials we have approved. We have not authorized anyone to provide you with information that is different. The policies are not available in all states. This prospectus is not an offer in any state to any person if the offer would be unlawful.

PART II

(OTHER INFORMATION)


UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

RULE 484 UNDERTAKING

     American General Life Insurance Company's Bylaws provide in Article VII,
Section 1 for indemnification of directors, officers and employees of the Company.

     Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATION PURSUANT TO SECTION 26(e)(2)(A) OF THE INVESTMENT COMPANY ACT OF 1940

     American General Life Insurance Company hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and risks assumed by American General Life Insurance Company.

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement contains the following papers and documents:

The facing sheet.
Cross-Reference Table.
Prospectus, consisting of 46 pages of text, plus 50 financial pages of American
  General Life Insurance Company.
The undertaking to file reports.
The Rule 484 undertaking.
Representation pursuant to Section 26(e)(2)(A).
The signatures.
Written Consents of the following persons:
     (a)  Pauletta P. Cohn, Associate General Counsel of
            American General Life Companies
     (b)  American General Life Insurance Company's actuary
     (c)  Independent Auditors

Independent Auditors

The following exhibits:

     1.   Exhibits required by Article IX, paragraph A of Form N-8B-2:

          (1)(a) Resolutions of Board of Directors of American General Life Insurance Company authorizing the establishment of Separate Account VL-R. (1)

          (1)(b) Resolutions of Board of Directors of American General Life Insurance Company authorizing the establishment of variable life insurance standards of suitability and conduct. (1)

          (2)       Not applicable.

          (3)(a) Amended and Restated Distribution Agreement between American General Securities Incorporated and American General Life Insurance Company effective October 15, 1998. (4)

          (3)(b)    Form of Selling Group Agreement. (6)

          (3)(c) Schedule of Commissions (incorporated by reference from the text included under the heading "Distribution of the Policies" in the prospectus that is filed as part of this amended Registration Statement).

          (4)       Not applicable.

          (5) Amended Specimen form of the "Corporate America" Variable Universal Life Insurance Policy (Policy Form No. 99301). (Filed herewith)

          (6)(a) Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective December 31, 1991. (2)

          (6)(b) Bylaws of American General Life Insurance Company, adopted January 22, 1992. (3)

          (6)(c) Amendment to the Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective July 13, 1995. (5)

          (7)         Not applicable.

          (8)(a)(i) Form of Participation Agreement by and Among AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated. (6)

          (8)(a)(ii) Amendment One to Participation Agreement by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated dated as of January 1, 1999. (8)

          (8)(a)(iii) Form of Amendment Two to Participation Agreement by and
                      among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated dated as of dated as of June 1, 1999. (Filed herewith)

          (8)(b)(i) Form of Participation Agreement by and between The Variable Annuity Life Insurance Company and American General Life Insurance Company. (10)

          (8)(b)(ii) Amendment One to Participation Agreement by and between The Variable Annuity Life Insurance Company and American General Life Insurance Company dated as of July 21, 1998.
                      (8)

          (8)(c)(i) Form of Participation Agreement Between American General Life Insurance Company and Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc. and Dreyfus Life and Annuity Index Fund, Inc. (6)

          (8)(c)(ii) Amendment One to Participation Agreement by and among American General Life Insurance Company, Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc. and Dreyfus Life and Annuity Index Fund, Inc. dated December 1, 1998. (8)

          (8)(d)(i) Form of Participation Agreement Among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company. (6)

          (8)(d)(ii) Amendment One to Participation Agreement by and among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company dated December 1, 1998. (8)

          (8)(d)(iii) Form of Amendment Two to Participation Agreement Among MFS
                      Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company. (Filed herewith)

          (8)(e)(i) Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc., and Miller Anderson & Sherrerd LLP. (9)

          (8)(e)(ii) Amendment One to Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc., and Miller Anderson & Sherrerd LLP. (Filed herewith)

          (8)(e)(iii) Amended Number 2 to Participation Agreement Among Morgan
                      Stanley Dean Witter Universal Funds, Inc., Van Kampen Distributors, Inc., Morgan Stanley Dean Witter Investment Management Inc., Miller Anderson & Sherrerd, LLP, American General Life Insurance Company, and American General Securities Incorporated. (6)

          (8)(e)(iv) Amendment Three to Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc., and Miller Anderson & Sherrerd LLP. (5)

          (8)(e)(v) Amendment Four to Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc., and Miller Anderson & Sherrerd LLP. (8)

          (8)(e)(vi) Form of Amendment Five to Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc., and Miller Anderson & Sherrerd LLP. (Filed herewith)

          (8)(f) Form of Participation Agreement Among Putnam Variable Trust, Putnam Mutual Funds Corp., and American General Life Insurance Company. (6)

          (8)(g)(i) Form of Participation Agreement Among American General Life Insurance Company, American General Securities Incorporated, SAFECO Resources Series Trust, and Safeco Securities, Inc. (6)

          (8)(g)(ii) Amendment One by and among American General Life Insurance Company, American General Securities Incorporated and SAFECO Resources Series Trust dated as of December 1, 1998. (8)

          (8)(g)(iii) Form of Amendment Two by and among American General Life
                      Insurance Company, American General Securities Incorporated and SAFECO Resources Series Trust dated as of August 2, 1999. (Filed herewith)

          (8)(h)(i) Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen American Capital Life Investment Trust, Van Kampen American Capital Asset Management, Inc., and Van Kampen American Capital Distributors, Inc. (9)

          (8)(h)(ii) Amendment One to Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen American Capital Life Investment Trust, Van Kampen American Capital Asset Management, Inc., and Van Kampen American Capital Distributors, Inc. (8)

          (8)(h)(iii) Form of Amendment Number 2 to Amended and Restated
                      Participation Agreement among Van Kampen Life Investment Trust, Van Kampen Distributors, Inc., Van Kampen Asset Management, Inc., American General Life Insurance Company, and American General Securities Incorporated. (6)

          (8)(h)(iv) Amendment Three to Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen Life Investment Trust, Van Kampen Asset Management, Inc., and Van Kampen Distributors, Inc. (8)

          (8)(h)(v) Form of Amendment Four to Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen Life Investment Trust, Van Kampen Asset Management, Inc., and Van Kampen Distributors, Inc. (Filed herewith)

          (8)(i) Form of Administrative Services Agreement between American General Life Insurance Company and fund distributor. (5)

          (8)(j) Form of Administrative Services Agreement between American General Life Insurance Company, Miller Anderson & Sherrard LLP and Morgan Stanley Dean Witter Investment Management Inc. (Filed herewith)

          (8)(k) Form of Administrative Services Agreement between American General Life Insurance Company and SAFECO Asset Management Company. (Filed herewith)

          (8)(l) Administrative Services Agreement between American General Life Insurance Company and Van Kampen Asset Management Inc. (8)

          (8)(m) Form of services agreement dated July 31, 1975, (limited to introduction and first two recitals, and sections 1-3) among various affiliates of American General Corporation, including American General Life Insurance Company and American General Life Companies. (7)

          (8)(n) Administrative Services Agreement dated as of June 1, 1998, between American General Life Insurance Company and AIM Advisors, Inc. (4)

          (8)(o)(i) Administrative Services Agreement dated as of August 11, 1998, between American General Life Insurance Company and The Dreyfus Corporation. (4)

          (8)(o)(ii) Amendment to Administrative Services Agreement dated as of August 11, 1998, between American General Life Insurance Company to the Dreyfus Corporation effective as of December 1, 1998. (4)

          (8)(p) Form of Administrative Service Agreement between Van Kampen Asset Management Inc. and American General Life Insurance Company. (Filed herewith)

          (9)         Not applicable.

          (10)(a) Specimen form of application for life insurance issued by American General Life Insurance Company. (1)

          (10)(b)     Application for Life Insurance. (Filed herewith)

          (10)(c)     Service Request Form for Home Office. (6)

          (10)(d)     Consent Form. (Filed herewith)

          (10)(e)     Supplemental Application. (Filed herewith)


     Other Exhibits

          2(a) Opinion and Consent of Pauletta P. Cohn, Associate General Counsel of American General Life Companies. (Filed herewith)

          2(b) Opinion and Consent of American General Life Insurance Company's actuary. (Filed herewith)

          3           Not applicable.

          4           Not applicable.

          5           Financial Data Schedule. (Not applicable)

          6           Consent of Independent Auditors. (Filed herewith)

          7           Powers of Attorney.  (11)

          27 Financial Data Schedule. (Inapplicable, because no financial statements of the Separate Account are being filed herewith)

/1/ Incorporated herein by reference to the initial filing of the Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R on December 18, 1997.

/2/ Incorporated herein by reference to the initial filing of the Form N-4 Registration Statement (File No. 33-43390) of Separate Account D of American General Life Insurance Company on October 16, 1991.

/3/ Incorporated herein by reference to the filing of Post-Effective Amendment No. 1 of the Form N-4 Registration Statement (File No. 33-43390) of Separate Account D of American General Life Insurance Company on April 30, 1992.

/4/ Incorporated herein by reference to the initial filing of the Form N-4 Registration Statement (File No. 333-70667) of American General Life Insurance Company Separate Account D on January 15, 1999.

/5/ Incorporated by reference to the filing of Pre-Effective Amendment No. 3 of the Form S-6 Registration Statement (File No. 333-53909) of American General Life Insurance Company Separate Account VL-R on August 19, 1998.

/6/ Incorporated by reference to the filing of Pre-Effective Amendment No. 1 of the Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R on March 23, 1998.

/7/ Incorporated by reference to the filing of Pre-Effective Amendment No. 23 to the Form N-4 Registration Statement of American General Life Insurance Company's Separate Account A (File No. 33-44745) on April 24, 1998.

/8/ Incorporated by reference to the filing of the Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-70667) of American General Life Insurance Company Separate Account D on March 18, 1999.

/9/ Incorporated by reference to Post-Effective Amendment No. 12 to Registrant's Form N-4 Registration Statement (File No. 33-43390) filed on April 30, 1997.

/10/ Incorporated by reference to Pre-Effective Amendment No. 1 of the Form N-4 Registration Statement (File No. 333-40637) of Separate Account D of American General Life Insurance Company on February 12, 1998.

/11/ Incorporated by reference to the initial filing of the Form S-6 Registration Statement (File No. 333-80191) of Separate Account VL-R of American General Life Insurance Company on June 8, 1999.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, American General Life Insurance Company Separate Account VL-R, has duly caused this amended registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston, and State of Texas, on the 24th day of August, 1999.

                              AMERICAN GENERAL LIFE INSURANCE
                              COMPANY SEPARATE ACCOUNT VL-R
                              (Registrant)

                              BY:   AMERICAN GENERAL LIFE
                                    INSURANCE COMPANY
                                    (On behalf of the Registrant and itself)


                                    BY:  /s/ ROBERT F. HERBERT, JR.
                                        ----------------------------------
                                             Robert F. Herbert, Jr.
                                             Senior Vice President

[SEAL]
ATTEST:   /s/ JULIE A. COTTON
          ------------------------
              Julie A. Cotton
              Assistant Secretary

     Pursuant to the requirements of the Securities Act of 1933, this amended Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


RONALD H. RIDLEHUBER*      Principal Executive Officer        August 24, 1999
------------------------
(Ronald H. Ridlehuber)            and Director


ROBERT F. HERBERT, JR*     Principal Financial and            August 24, 1999
------------------------
(Robert F. Herbert, Jr.)       Accounting Officer
                                  and Director


DONALD W. BRITTON*                  Director                  August 24, 1999
------------------------
(Donald W. Britton)


DAVID A. FRAVEL*                    Director                  August 24, 1999
------------------------
(David A. Fravel)


ROYCE G. IMHOFF, II*                Director                  August 24, 1999
------------------------
(Royce G. Imhoff, II)

Signature                              Title                Date
---------                              -----                ----

JOHN V. LAGRASSE*                      Director             August 24, 1999
-----------------------------
(John V. LaGrasse)



RODNEY O. MARTIN, JR*                  Director             August 24, 1999
-----------------------------
(Rodney O. Martin, Jr.)



GARY D. REDDICK*                       Director             August 24, 1999
-----------------------------
(Gary D. Reddick)



THOMAS M. ZUREK*                       Director             August 24, 1999
-----------------------------
(Thomas M. Zurek)


*/s/ ROBERT F. HERBERT, JR.
-----------------------------
By: Robert F. Herbert, Jr.
    Attorney-in-Fact

EXHIBIT INDEX

The following exhibits:


     (1)(a) Resolutions of Board of Directors of American General Life Insurance Company authorizing the establishment of Separate Account VL-R. (1)

     (1)(b) Resolutions of Board of Directors of American General Life Insurance Company authorizing the establishment of variable life insurance standards of suitability and conduct. (1)

     (2)       Not applicable.

     (3)(a) Amended and Restated Distribution Agreement between American General Securities Incorporated and American General Life Insurance Company effective October 15, 1998. (4)

     (3)(b)    Form of Selling Group Agreement. (6)

     (3)(c) Schedule of Commissions (incorporated by reference from the text included under the heading "Distribution of the Policies" in the prospectus that is filed as part of this amended Registration Statement).

     (4)       Not applicable.

     (5) Amended Specimen form of the "Corporate America" Variable Universal Life Insurance Policy (Policy Form No. 99301). (Filed herewith)

     (6)(a) Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective December 31, 1991. (2)

     (6)(b) Bylaws of American General Life Insurance Company, adopted January 22, 1992. (3)

     (6)(c) Amendment to the Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective July 13, 1995. (5)

     (7)       Not applicable.

     (8)(a)(i) Form of Participation Agreement by and Among AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated. (6)

     (8)(a)(ii) Amendment One to Participation Agreement by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated dated as of January 1, 1999. (8)

     (8)(a)(iii) Form of Amendment Two to Participation Agreement by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated dated as of dated as of June 1, 1999. (Filed herewith)

     (8)(b)(i) Form of Participation Agreement by and between The Variable Annuity Life Insurance Company and American General Life Insurance Company. (10)

     (8)(b)(ii) Amendment One to Participation Agreement by and between The Variable Annuity Life Insurance Company and American General Life Insurance Company dated as of July 21, 1998. (8)

     (8)(c)(i) Form of Participation Agreement Between American General Life Insurance Company and Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc. and Dreyfus Life and Annuity Index Fund, Inc. (6)

     (8)(c)(ii) Amendment One to Participation Agreement by and among American General Life Insurance Company, Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc. and Dreyfus Life and Annuity Index Fund, Inc. dated December 1, 1998. (8)

     (8)(d)(i) Form of Participation Agreement Among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company. (6)

     (8)(d)(ii) Amendment One to Participation Agreement by and among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company dated December 1, 1998. (8)

     (8)(d)(iii) Form of Amendment Two to Participation Agreement Among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company. (Filed herewith)

     (8)(e)(i) Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc., and Miller Anderson & Sherrerd LLP. (9)

     (8)(e)(ii) Amendment One to Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc., and Miller Anderson & Sherrerd LLP. (Filed herewith)

     (8)(e)(iii) Amended Number 2 to Participation Agreement Among Morgan Stanley Dean Witter Universal Funds, Inc., Van Kampen Distributors, Inc., Morgan Stanley Dean Witter Investment Management Inc., Miller Anderson & Sherrerd, LLP, American General Life Insurance Company, and American General Securities Incorporated. (6)

     (8)(e)(iv) Amendment Three to Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc., and Miller Anderson & Sherrerd LLP. (5)

     (8)(e)(v) Amendment Four to Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc., and Miller Anderson & Sherrerd LLP. (8)

     (8)(e)(vi) Form of Amendment Five to Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc., and Miller Anderson & Sherrerd LLP. (Filed herewith)

     (8)(f) Form of Participation Agreement Among Putnam Variable Trust, Putnam Mutual Funds Corp., and American General Life Insurance Company. (6)

     (8)(g)(i) Form of Participation Agreement Among American General Life Insurance Company, American General Securities Incorporated, SAFECO Resources Series Trust, and Safeco Securities, Inc.
                    (6)

     (8)(g)(ii) Amendment One by and among American General Life Insurance Company, American General Securities Incorporated and SAFECO Resources Series Trust dated as of December 1, 1998. (8)

     (8)(g)(iii) Form of Amendment Two by and among American General Life Insurance Company, American General Securities Incorporated and SAFECO Resources Series Trust dated as of August 2, 1999. (Filed herewith)

     (8)(h)(i) Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen American Capital Life Investment Trust, Van Kampen American Capital Asset Management, Inc., and Van Kampen American Capital Distributors, Inc. (9)

     (8)(h)(ii) Amendment One to Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen American Capital Life Investment Trust, Van Kampen American Capital Asset Management, Inc., and Van Kampen American Capital Distributors, Inc. (8)

     (8)(h)(iii) Form of Amendment Number 2 to Amended and Restated Participation Agreement among Van Kampen Life Investment Trust, Van Kampen Distributors, Inc., Van Kampen Asset Management, Inc., American General Life Insurance Company, and American General Securities Incorporated. (6)

     (8)(h)(iv) Amendment Three to Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen Life Investment Trust, Van Kampen Asset Management, Inc., and Van Kampen Distributors, Inc. (8)

     (8)(h)(v) Form of Amendment Four to Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen Life Investment Trust, Van Kampen Asset Management, Inc., and Van Kampen Distributors, Inc. (Filed herewith)

     (8)(i) Form of Administrative Services Agreement between American General Life Insurance Company and fund distributor. (5)

     (8)(j) Form of Administrative Services Agreement between American General Life Insurance Company, Miller Anderson & Sherrard LLP and Morgan Stanley Dean Witter Investment Management Inc. (Filed herewith)

     (8)(k) Form of Administrative Services Agreement between American General Life Insurance Company and SAFECO Asset Management Company. (Filed herewith)

     (8)(l) Administrative Services Agreement between American General Life Insurance Company and Van Kampen Asset Management Inc.
                    (8)

     (8)(m) Form of services agreement dated July 31, 1975, (limited to introduction and first two recitals, and sections 1-3) among various affiliates of American General Corporation, including American General Life Insurance Company and American General Life Companies. (7)

     (8)(n) Administrative Services Agreement dated as of June 1, 1998, between American General Life Insurance Company and AIM Advisors, Inc. (4)

     (8)(o)(i) Administrative Services Agreement dated as of August 11, 1998, between American General Life Insurance Company and The Dreyfus Corporation. (4)

     (8)(o)(ii) Amendment to Administrative Services Agreement dated as of August 11, 1998, between American General Life Insurance Company to the Dreyfus Corporation effective as of December 1, 1998. (4)

     (8)(p) Form of Administrative Service Agreement between Van Kampen Asset Management Inc. and American General Life Insurance Company. (Filed herewith)

     (9)            Not applicable.

     (10)(a) Specimen form of application for life insurance issued by American General Life Insurance Company. (1)

     (10)(b)        Application for Life Insurance. (Filed herewith)

     (10)(c)        Service Request Form for Home Office. (6)

     (10)(d)        Consent Form. (Filed herewith)

     (10)(e)        Supplemental Application. (Filed herewith)

     Other Exhibits

          2(a) Opinion and Consent of Pauletta P. Cohn, Associate General Counsel of American General Life Companies. (Filed herewith)

          2(b) Opinion and Consent of American General Life Insurance Company's actuary. (Filed herewith)

          3         Not applicable.

          4         Not applicable.

          5         Financial Data Schedule. (Not applicable)

          6         Consent of Independent Auditors. (Filed herewith)

          7         Powers of Attorney.  (11)

          27 Financial Data Schedule. (Inapplicable, because no financial statements of the Separate Account are being filed herewith)

/1/ Incorporated herein by reference to the initial filing of the Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R on December 18, 1997.

/2/ Incorporated herein by reference to the initial filing of the Form N-4 Registration Statement (File No. 33-43390) of Separate Account D of American General Life Insurance Company on October 16, 1991.

/3/ Incorporated herein by reference to the filing of Post-Effective Amendment No. 1 of the Form N-4 Registration Statement (File No. 33-43390) of Separate Account D of American General Life Insurance Company on April 30, 1992.

/4/ Incorporated herein by reference to the initial filing of the Form N-4 Registration Statement (File No. 333-70667) of American General Life Insurance Company Separate Account D on January 15, 1999.

/5/ Incorporated by reference to the filing of Pre-Effective Amendment No. 3 of the Form S-6 Registration Statement (File No. 333-53909) of American General Life Insurance Company Separate Account VL-R on August 19, 1998.

/6/ Incorporated by reference to the filing of Pre-Effective Amendment No. 1 of the Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R on March 23, 1998.

/7/ Incorporated by reference to the filing of Pre-Effective Amendment No. 23 to the Form N-4 Registration Statement of American General Life Insurance Company's Separate Account A (File No. 33-44745) on April 24, 1998.

/8/ Incorporated by reference to the filing of the Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-70667) of American General Life Insurance Company Separate Account D on March 18, 1999.

/9/ Incorporated by reference to Post-Effective Amendment No. 12 to Registrant's Form N-4 Registration Statement (File No. 33-43390) filed on April 30, 1997.

/10/ Incorporated by reference to Pre-Effective Amendment No. 1 of the Form N-4 Registration Statement (File No. 333-40637) of Separate Account D of American General Life Insurance Company on February 12, 1998.

/11/ Incorporated by reference to the initial filing of the Form S-6 Registration Statement (File No. 333-80191) of Separate Account VL-R of American General Life Insurance Company on June 8, 1999.